Certified B Corporation

VIVOPOWER

Company Presentation

June 2026

Important information and disclaimer

Introduction: This Presentation has been prepared by VivoPower PLC (the "Company", and together with its consolidated subsidiaries, the "Group"). The Presentation is intended for information purposes only and does not itself constitute, and should not in itself be construed as, an offer, invitation or recommendation to purchase, sell or subscribe for any securities in any jurisdiction.

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Capital expenditure and financing: The Company's growth strategy for its AI data center business contemplates significant capital expenditure to build and operate AI data centers. To fund any potential growth capital expenditure requirements, the Company is exploring alternative options in the Nordic region for raising new equity and/or debt financing. In connection with any such equity financing, the Company is also contemplating a listing of Norwegian Depositary Receipts (NDRs) on Euronext Growth Oslo. The Company has mandated Arctic Securities to advise on this potential secondary listing as well as potential equity and/or debt financing options.

No investment advice: Nothing contained herein shall be taken as constituting the giving of investment advice. This Presentation is not intended to provide, and must not be taken as, the exclusive basis of any investment decision, or other valuation, and should not be considered as a recommendation by the Company or any of its parent or subsidiary undertakings, or any such person's directors, officers, employees, agents, affiliates, advisors or other person acting on their behalf (collectively, "Representatives") that you enter into any transaction.

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You are cautioned that forward-looking statements are not guarantees of future performance and that actual results or developments may differ materially from those set forth in these forward-looking statements. Important factors that could cause actual results to differ materially from these forward-looking statements include the risks described in the "Risk Factors" section of the Company's 2025 Annual Report on Form 20-F that has been filed with the U.S. Securities and Exchange Commission. Additional assumptions, risks and uncertainties are described in our registration statements, reports and other filings with the SEC and are available at www.sec.gov.

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No updates: This Presentation speaks as of the date set out on the front page of this Presentation. Neither the delivery of this Presentation nor any further discussions of the Company with any recipient shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since such date. The Company does not undertake any obligation to amend, correct or update this Presentation or to provide any additional information about any matters. The information contained in this Presentation should be considered in the context of the circumstances prevailing at the time and has not been, and will not be, updated to reflect developments that may occur after the date of this Presentation.

Certified B Corporation

Summary of risk factors

Risks related to the Group's business and the industry in which it operates

- The Group has limited operating history as a standalone data center platform focused on AI infrastructure
- The Group operates in a competitive and rapidly evolving market
- The Group's operational exposure is concentrated in a single facility with a sole revenue-generating arrangement that expires in July 2027 with no right of renewal, creating a risk of a revenue gap
- The conversion of the Mo i Rana Facility from hosting of bitcoin mining to AI infrastructure involves significant execution risk
- LIAN Group's position as a significant shareholder, deferred consideration creditor and competitor gives rise to potential conflicts of interest
- A right of first refusal over Norwegian data center opportunities under the Cromwell SPA may not operate effectively in practice and is subordinate to the seller's existing undertaking to a third party
- The Group depends on key personnel and its ability to scale its organization
- The Group depends on third-party delivery partners to build powered shells
- The Group may be adversely affected by rapid technological change in the AI and data center industry
- The Tembo deSPAC is subject to outstanding SEC approval and may not complete on the anticipated timeline
- The Company's minority stake in the combined entity following the Tembo deSPAC involves significant risks, and the resulting minority position will limit the Company's ability to control or influence the business of the combined entity
- Sanctions and anti-money laundering risks associated with the Group's hosting of bitcoin mining operations
- The Group may not maintain adequate insurance coverage for its operations, assets and directors and officers

Risks related to the Group's project development

- The Group's business depends on the successful development and commercialization of a project portfolio that includes those that are at an early stage, and delays or failures may have a disproportionate effect on the Group
- A significant portion of the Group's pipeline is based on letters of intent rather than binding agreements, and the Group has not conducted full due diligence on all LOI-stage sites
- The Group's access to the FCDC pipeline in Finland is subject to uncertainty as the HoA is subject to final negotiation, and no Group company is under any legal obligation to complete the acquisition
- The Group may not be able to identify, secure and maintain access to suitable sites with adequate grid capacity on commercially acceptable terms
- The planned 40 MW expansion at MIP Vika is subject to significant execution risk, including uncertainty over grid power, zoning approvals and financing
- Project costs may increase materially, and projects may not remain commercially viable
- The Group may not be able to secure tenants for its data center facilities on acceptable terms
- The Group's pipeline spans multiple jurisdictions, exposing it to diverse regulatory, political and operational risks
- The Group's data center operations may be disrupted by technical failures, cyber incidents or security breaches, which could result in service interruptions, contractual claims and reputational harm
- The Group's operations are dependent on reliable and affordable power supply
- Nordland Data's power hedging and portfolio management arrangements are non-terminable until 2030, expose the Group to mark-to-market and break cost risk, and give the counterparties unilateral rights to amend pricing terms
- The Group's operating and development activities may be subject to uncertainty relating to building, zoning and use permits
- The Group's Norwegian properties are subject to land registry and encumbrance risks that could affect the development and operation of the Group's data center facilities
- The Group is subject to data protection, cybersecurity and digital resilience requirements
- The Group is exposed to supply chain concentration risk in respect of critical hardware and equipment
- The Group's Karjaa data center project in Finland is subject to binding construction obligations with significant contractual penalties and outstanding permits, and construction has not yet commenced
- The MIP Vika site carries known ground contamination for which Nordland Data bears remediation
- responsibility if development works disturb the affected zones
- The lessor holds unrestricted rights to surplus heat generated at MIP Vika, which may limit the Group's ability to commercialise heat output from its data center operations

Risks relating to the Group's financial situation

- The Group has limited financial history in its new strategic direction and its revenues may be unstable and difficult to predict
- The Group's capital recycling model may not perform as anticipated
- The Group is exposed to interest rate risk and currency exchange rate risk
- The Company is a holding company and is dependent on distributions from its subsidiaries
- The Group has existing indebtedness, including an outstanding shareholder loan from AWN; AWN is simultaneously a shareholder and the Group's largest external creditor, creating a potential conflict of interest
- The Group's development costs and project rights may be subject to impairment or write-down
- Inflationary pressures and global economic downturns may adversely affect the Group's project economics and demand for data center capacity
- The Group may be exposed to tax risks and changes in tax regulation
- The Group faces audit and financial reporting risks during a period of auditor transition and strategic change
- The Group has deferred cash payment obligations in connection with the Cromwell AS aquisition

Executive summary



VivoPower is an independent Nordic focused sovereign AI digital infrastructure provider

Scalable AI digital infrastructure platform focused on multi decade value creation

Executive team with experience across **digital infrastructure, real estate, renewable power** and **capital markets**

Nordic track record **developing powered land**, generating **>10x[1] MOIC** through power access, permitting and **strategic land development**

5x MOIC

Target return based on focussed business model with **repeatable flywheel** effect, enabling **capital recycling** into the next projects

Backed by **sovereign family offices, specialist AI institutional investors and other leading VC family offices**

Listed on NASDAQ since 2016, **supporting access to institutional investors and strategic partners**

6 Global offices	**London** Headquarters
2016 NASDAQ Listed (US)	**2018** B Corp Certification
~$180m[2] Market cap	**~3.3GW** Total controlled/secured & qualified pipeline

Note(s): 1) Based on Philip von Wulffen's track record in developing FCDC Corp Oy, measured on realized exits only and excluding unrealized gains. VivoPower had executed a sale and purchase agreement (SPA) to acquire 28% ownership in FCDC Corp Oy in February 2026. As a result of significant increases to the FCDC portfolio and VivoPower's business since then, the original SPA does not reflect the latest portfolio. VivoPower has now executed a definitive heads of agreement (HOA) that provides the basis to agree an updated SPA that reflects the latest FCDC portfolio. The HoA is not binding; 2) Based on closing price, ordinary shares and convertible preference shares outstanding as of 07 June 2026

Certified B Corporation

VivoPower: A Nordic focused digital infrastructure platform delivering power-secured AI grade data centers

Operational anchor asset transitioning to AI with Nordic centric & EU pipeline

- 81.5MW footprint in Norway, of which 41.5MW is under operation generating cash flows
- Target EBITDA of ~$130m per annum from conversion to AI data center, including an 40MW expansion in Norway
- Nordic-focused portfolio and qualified pipeline of ~3.3GW[3,4]

>$60m Annual EBITDA

Target EBITDA for the operational site in Mo i Rana, Norway (Phase 1 at 41.5MW)

Nordic focused portfolio & pipeline with structurally low power costs

- The Nordics is becoming the no.1 EU destination for AI data centers, moving ahead of FLAP-D markets
- VivoPower presently has 12 sites
- Total 3.3GW (net) of which 182MW connected/secured with PCA, 1.2GW (net) subject to final closing & 1.9GW of qualified pipeline

3,299 MW (Net)

8 out of 12 sites in current portfolio and qualified pipeline are in the Nordics

Developing the "oil fields of the future" with a holistic sovereign first approach

- Track record of permitting and energizing Nordic land for AI data centers, delivered >10x MOIC[1]
- Focus on the scarcity element of the value chain being powered land to powered shell; no GPU/compute risk
- Holistic sovereign first approach with local engagement protocols

>12% Unlevered Yield

Target unlevered development yield, based on land cost basis <$500k/MW

Development flywheel to drive self-funding growth engine

- Sustainable business model with a flywheel effect through refinancing stabilized cashflow in a permanent capital vehicle
- Turns $1 of development equity into $1.5-$2.0 of recycled capital every ~18months to fund future projects
- Long term free cash flows (FCF) retained through 10–15-year leases with AI tenants

>5x MOIC

Target MOIC at each project level. FCF recycled to fund future projects

Note(s): Company estimates. 1) Based on Philip von Wulffen's successful track record in developing FCDC Corp Oy, measured on realized exits only and excluding unrealized gains. VivoPower had executed a sale and purchase agreement (SPA) to acquire 28% ownership in FCDC Corp Oy in February 2026. As a result of significant increases to the FCDC portfolio and VivoPower's business since then, the original SPA does not reflect the latest portfolio. VivoPower has now executed a definitive heads of agreement (HOA) that provides the basis to agree an updated SPA that reflects the latest FCDC portfolio. The HoA is not binding; 2) Target power input cost excluding taxes, subject change depending on regulatory changes; 3) Qualified pipeline: Sites where an LOI is to be issued or has been issued, and discussions are ongoing, but the LOI has not yet been signed by the relevant parties; 4) Net basis including 28% ownership of the sites in FCDC Corp Oy; Source(s): IEA

VivoPower has an existing operational and cash-generative data center in Mo i Rana, Norway, to be converted into an AI facility


Mo i Rana, Norway
Norway
41.5MW
Current operating capacity
40MW
Potential expansion capacity
100%
Renewable hydropower
~$10m
Annual EBITDA contribution from current operations[1]
>$60m
Target annual EBITDA contribution post AI conversion of 41.5MW[2]
~$130m
Target annual EBITDA contribution post AI conversion at full capacity[3]


Significant value uplift from AI conversion at Mo i Rana
Target EBITDA
~$10m
Current operations
~6x
~$60m
Post AI of 41.5MW
>2x
~$130m
Post AI of 81.5MW
Target capex
~$0m
No changes
~$411m
Post AI of 41.5MW
~$806m
Post AI of 81.5MW
Target project value
~$41m
Purchase price
$20m
per MW
~$830m
Post AI of 41.5MW
~$1,630m
Post AI of 81.5MW

VIVOPOWER

Note(s): Company estimates; 1) The EBITDA value is targeted and calculated based on assumption; 2) $60m = 41.5MW; 3) $130m = 81.5MW

Certified B Corporation

VivoPower's management and board have an uncommon blend of infrastructure, renewable power, capital markets & AI experience

Executive Leadership and Management Team[2]



Kevin Chin
Executive Chairman & CEO

Impact entrepreneur, investor & operator; founded VivoPower, led development and sale of 100MW+ of solar farms, founder of Arowana (global B Corp holdco), early investor in industrial REITs, toll roads, airports devcos,; acquired, fixed, scaled globally and exited RuleBurst Haley, an AI software company to Oracle



Philip von Wulffen
Chair of Investment Committee

Entrepreneur/investor with deep experience in data center infrastructure, structured finance, and real estate; founder of OGDC, co-founder of FCDC Corp Oy , founder and Managing Partner of JAB Consumer Partners, and co-founder of Family Office Alliance



Alex Cuppage
Chief Investment Officer

Experienced investor and operator across real estate and leveraged finance. Former Partner at Silverstripe IM and Head of Europe at Sherman Financial, deploying over $2bn of principal equity. Co-founder of BEAM, an AI-driven financial platform



Shane Whelan
Chief Real Estate Officer

One of Europe's most experienced real estate and infrastructure developers; founder of Westridge Real Estate with long-standing Google, Microsoft, Amazon and Meta relationships



Eoghan Elliott
Global Head of Delivery

Former Director of Power Construction & Delivery at Echelon Data Centres; proven track record delivering high-value, capital-intensive infrastructure programmes for blue-chip clients, with 4GW delivered across more than 40 projects

Board of Directors



Kevin Chin
Executive Chairman & CEO

Impact entrepreneur, investor & operator; founded VivoPower, led development and sale of 100MW+ of solar farms, founder of Arowana (global B Corp holdco), early investor in industrial REITs, toll roads, airports devcos,; acquired, fixed, scaled globally and exited RuleBurst, an AI software company to Oracle



Peter Jeavons
Senior Independent Director

Enterprise software veteran (30+ yrs); part of leadership team that sold a high-growth business to Oracle, now heads EMEA for AI/predictive analytics firm First Insight; Chair of the Remuneration Committee



William Langdon
Non-Executive Director

Tech and enterprise data executive; ex-CFO of OmniTicket, senior roles at NAVTEQ (sold to Nokia) and VC-backed startups Nuxeo and Intersec; Chair of the Audit and Risk Committee



Michael Hui
Non-Executive Director

Investor and operator with IT & Law background; Formerly with Arowana in Australia, led multiple scale up platforms

Nordic board members
To be appointed

...supported by a leading Advisory Council with relevant experience and knowledge[1]

Note(s): 1) Please refer to slide 39 in the General section for advisor CVs; 2) Senior executive leadership and management team relevant to and focused on AI digital infrastructure
Source(s): Company information

VivoPower's strategy and business model is bricks & mortar focused

Secure powered land
Acquire greenfield or brownfield sites, secure local zoning and permits, and obtain power agreements below wholesale US$5c/kWh


1
2
3
4

Refinance the powered shell asset
Assets are refinanced with long-term, low-cost debt, releasing capital for reinvestment into subsequent developments

Build powered shell
Work with preferred delivery partners to accelerated design-and-build process within 12 to 18 months

Lease to hyperscalers, sovereign cloud providers and AI neoclouds
Secure long-term lease (10-15 years) with single-tenant operators (hyperscalers or sovereign organisations) or colocation operators (sub-lessors)

Microsoft aws G42 gaia-x Google Public Sector OVHcloud

Objective: Flywheel of long-term stabilized cash flows refinanced and recycled to continue build out of powered land and powered shell portfolio

VivoPower's powered shell development model provides AI infrastructure exposure without GPU capex and risk

1 Buy and secure powered land

Acquire site, secure grid connection, zoning and permits



Illustrative image

- Attractive locations
- Grid connection secured
- Zoning & permits
- Access to renewable power

- Target land cost basis per MW of <$500k / MW
- Grid access secured at target power prices <$0.05/kWh wholesale price[1]
- De-risked through permits and grid access

2 Develop and build powered shell

Develop the site, establish grid connection and deliver infrastructure



Illustrative image

- Data center (DC) building
- Power infrastructure
- Cooling infrastructure
- Connectivity

- Target build cost per MW of <$10m / MW[2]
- Target 12-18 months typical delivery timeline[2]
- Ready-to-connect infrastructure (no IT equipment)

3 Powered shell ready for lease

Tenant installs and operates IT equipment under a long-term lease



Illustrative image

- Tenant installs IT equipment and GPUs
- Tenant operates & manages
- Long-term lease (15-25 years)
- Recurring AI infrastructure revenue

- Target 10-15-year triple net long-term leases
- Focus on high-quality tenants (hyperscalers & sovereign AI)
- No GPU capex or technology obsolescence risk, with contractually secured cash flows

Powered shell = ready-to-connect data center infrastructure, without IT equipment and GPUs, offering attractive low-risk AI infrastructure exposure

Note(s): 1) Does not include additional electricity taxes, tariffs or surcharges which differ on country by country basis; 2) Target build costs based on information from delivery partners; 12-18 months typical delivery timeline for builds of up to 120MW

VivoPower deliberately selected the Nordic region given its strong fundamentals and competitive position

Growing supply shortage in data center capacity

Global data center supply shortage, GW


2.9x
81
28
Additional supply shortage (GW)
Shortage 2025
2026e
2027e
2028e
2029e
2030e
Shortage 2030e

The Nordics have optimal conditions for data centers

High green energy share


>90 %
(Nordic countries)

Low energy prices[1]


<US 5c/kWh
(Nordic average 2025)

Low grid connection lead time


1-2 years
(Finland & Norway)

Cold climate providing natural cooling


0-5°C
avg. temp
(Finland, Norway & Sweden)

Note(s): 1) Energy price figure reflects wholesale electricity prices and excludes electricity taxes, grid tariffs and other applicable charges
Source(s): CBRE Research; Ember; OurWorldInData; IEA; JLL Research

VivoPower has a total controlled/secured portfolio and qualified pipeline of ~3.3GW (net) of which ~1.1GW (net) has PCA


Total overview of controlled/secured sites and qualified pipeline[1]
Controlled and/or secured
FCDC Corp Oy portfolio[3]
VivoPower has executed a HoA to acquire 28% ownership in FCDC Corp Oy
Qualified pipeline[1]
182MW
In operation
Site expansion in Mo i Rana
25MW and 75M expansion
42MW
40MW
100MW
1,207MW
4,310MW at 100% basis
157MW[5]
28% basis
1,050MW[4]
28% basis
10MW
160MW
150MW
1,910MW
150MW
500MW
140MW
800MW
3,299MW

Country													
Acquisition status	Completed	Completed	Completed	LOI[5]	28% controlled[4]	LOI	LOI	LOI	LOI	LOI	LOI	LOI	
Source of power[2]	H	H	G / N / S	H	H	H	H	H / W	H / W	H / W	H	H / N / S	

VivoPower has existing operational sites in Norway and a pipeline of projects across the Nordics, Europe and UAE

Note(s): Company estimates. 1) Qualified pipeline: Sites where an LOI is to be issued or has been issued, and discussions are ongoing, but the LOI has not yet been signed by the relevant parties; 2) H / W / S / B / N / G stands for hydro / wind / solar / biofuel / nuclear / gas; 3) VivoPower had executed a sale and purchase agreement (SPA) to acquire 28% ownership in FCDC Corp Oy in February 2026. As a result of significant increases to the FCDC portfolio and VivoPower's business since then, the original SPA does not reflect the latest portfolio. VivoPower has now executed a definitive heads of agreement (HOA) that provides the basis to agree an updated SPA that reflects the latest FCDC portfolio. The HoA is not binding; 4) Gross 3,750MW (100% basis); 5) FCDC Corp Oy sites where VivoPower has 28% control with LOI to acquire remaining 72%. Gross 560MW (100% basis)

VivoPower's unit economics are underpinned by disciplined targets...

Holistic differentiated sovereign partnership approach



Operating in Nordic markets with 1-2 years grid connection lead time vs. 5-7 years in FLAP-D[1]



Capital recycling model generates $1.5-$2 per $1 of equity every 18-24 months



Recurring digital infrastructure revenues through powered shell leasing, avoiding GPU capex



~$500k	**~$10m**	**12-15 months**	**18-24 months[3]**	**>5x**
Target land cost per MW[2]	Target build cost per MW[2]	Target construction delivery cycle[2]	Target development-to-refinancing cycle[2]	Target unit site MOIC[2]

Note(s): Company estimates. 1) FLAPD = Frankfurt, London, Amsterdam, Paris, Dublin (sources: JLL and CBRE); 2) Represents VivoPower targets; actual figures may differ materially due to various factors including competition, cost of capital, inflation amongst others; 3) 18-24 months is inclusive of the 12-15 months construction delivery cycle

...whilst its growth model is based on sustainably recycling capital every ~18 months

Illustrative excess cash release from refinancing for a 100MW facility ($m)

Stage	Development	Refinancing
Debt	~84%	65%



190
995
1,185
815
2,000
2,000
1,300
700
2,000
Gross asset value³
995
Original debt (repaid)
305
Equity released (Excess Cash)
Equity for next projects and expenses
510
Retained equity
190
Original equity
Equity²
Debt
Development asset
Value uplift
Stabilised asset
Refinanced asset

Illustrative case assumes (i) signed triple-net lease with investment-grade tenant at construction financing close; (ii) credit-enhanced senior debt at approximately 84% LTV during development supported by tenant covenant; (iii) refinancing into permanent debt at 65% LTV on stabilized value, with such stabilized value contingent on tenant credit and lease tenor. Sensitivity at $15-18m/MW stabilized value and 65-75% LTV available on request

VivoPower has a 10-year strategic growth vision and plan

Acquire: Platform & scale up

- Secure 100 % control of **2GW** of power sites focusing on Nordics, selected EU sites, relationship-based Gulf Cooperation Council ("GCC") sites
- Target annual revenues of approximately $1bn
- Target $500m of annual operating free cash flow
- Build out AI native agile scaleup growth architecture

Part 1 | Growth Horizon (2026e – 2029e)

Accelerate: Control of strategic power sites

- Secure 100% control of **10GW** of power sites spanning EU, GCC, Association of Southeast Asian Nations ("ASEAN") and Caribbean
- Target $5bn of annual revenues
- Target $2.5bn of annual operating free cash flows

Part 2 | Growth Horizon (2030e – 2033e)

Advance: to Autonomous Global Infrastructure Network

- Secure 100 % control of 20GW of power sites spanning EU, GCC, ASEAN, Caribbean and Africa Generate $10bn of annual revenues
- Target $5bn of annual operating free cash flows

Part 3 | Growth Horizon (2034e – 2035e)

Note(s): 1) The above targets necessitate the requirement for material growth capital expenditure, with the development of data centers in multiple jurisdictions involve significant risks; 2) The above are targets and may not be achieved due to factors such as geopolitical changes, microeconomic including tax changes and inflation, amongst others

Certified B Corporation

Key investment highlights

STRATEGY	Developing, owning and/or controlling powered land to powered shell level, leasing out to tenants without taking on GPU technology risk
TEAM	Uncommon blend of data center, infrastructure and real estate development, together with global capital markets and AI experience
ECONOMIC MODEL	Development flywheel targeted to enable self-funding growth with capital recycle time of ~18mths and target >5x MOIC at project level
PORTFOLIO	Operational 41.5MW anchor asset transitioning to AI with a Nordic-focused portfolio & qualified pipeline[1,2,3] totaling ~3.3GW
MARKET	Orientation towards Nordic region which is increasingly becoming a target destination for AI data centers and tenants
VALUE CREATION	Target 5x MOIC at project level, with recognition in public markets through multiple expansion (based on Enterprise Value / MW metric)

Note(s): 1) Qualified pipeline: Sites where an LOI is to be issued or has been issued, and discussions are ongoing, but the LOI has not yet been signed by the relevant parties; 2) VivoPower had executed a sale and purchase agreement (SPA) to acquire 28% ownership in FCDC Corp Oy in February 2026. As a result of significant increases to the FCDC portfolio and VivoPower's business since then, the original SPA does not reflect the latest portfolio. VivoPower has now executed a definitive heads of agreement (HOA) that provides the basis to agree an updated SPA that reflects the latest FCDC portfolio. The HoA is not binding; 3) Net of 28% ownership of the sites in FCDC Corp Oy where VivoPower has not sent LOI to purchase remaining 72%

Public markets are re-rating companies that successfully transition to AI digital infrastructure

Company	The market rewards companies with credible AI infrastructure exposure	Share price development since AI data center strategy repositioning[1]
IREN	• In 2024-2025, IREN made a decisive pivot from Bitcoin hosting to AI Cloud Services and AI Data Centers • The market strongly endorsed the shift, **with IREN's share price re-rating sharply since the announcement**, reflecting robust demand and institutional appetite for AI infrastructure	 >10x; Jan. 24 – May 26
TERAWULF	• In 2024-2025, TeraWulf evolved from a pure-play Bitcoin miner into an AI infrastructure platform, securing long-term HPC and AI hosting agreements with Core42 and Fluidstack / Google • The market strongly endorsed the transition, **with WULF's share price increasing >5x** from Fluidstack agreement in August 2025	 >5x; Aug. 25 – May 26
APPLIED DIGITAL	• In 2024–2025, Applied Digital evolved from a crypto hosting operator into an AI infrastructure platform, securing NVIDIA as a strategic investor and CoreWeave as anchor tenant • The market endorsed the strategy, with **APLD's share price increasing >15x post** NVIDIA's strategic investment in September 2024	 >15x; Sep. 24 – May 26
NSCALE	• Nscale is the **spun out of crypto miner** Arkon Energy in May 2024, **converting the Glomfjord (Norway) hydro-powered site from BTC mining into a Nvidia GPU AI platform** • Today, Nscale operates across Norway, Iceland, UK and US, with a multi-billion contract with Microsoft in Narvik and OpenAI in UK	 $bn; Dec. 24: 0.7; Mar-26: 14.6; >20x
VIVOPOWER	• VivoPower is **repositioning from crypto hosting into a sovereign AI data center platform**, anchored by an operational 41.5MW asset in Norway and 1.9GW in qualified pipeline[2,3] • VivoPower remains at an earlier stage of the transition, with **significant value creation potential** tied to tenant signing and pipeline execution	 >2x; Dec. 25 – May 26

Crypto-to-AI conversion has shown proven value creation, highlighting a significant upside for VivoPower shareholders

Note(s): 1) Share price development as of 29/05/2026; 2) Qualified pipeline: Sites where an LOI is to be issued or has been issued, and discussions are ongoing, but the LOI has not yet been signed by the relevant parties; 3) VivoPower had executed a sale and purchase agreement (SPA) to acquire 28% ownership in FCDC Corp Oy in February 2026. As a result of significant increases to the FCDC portfolio and VivoPower's business since then, the original SPA does not reflect the latest portfolio. VivoPower has now executed a definitive heads of agreement (HOA) that provides the basis to agree an updated SPA that reflects the latest FCDC portfolio. The HoA is not binding

Source(s): IREN, TeraWulf, Applied Digital, Nscale, Factset

Portfolio and Pipeline


VIVOPOWER

VivoPower's 41.5MW Nordic asset is augmented by 182MW completed deals, 1.2GW FCDC (net) & 1.9GW pipeline

Operational portfolio

1 # of sites	**~41.5MW** Current grid capacity

Completed acquisitions portfolio

2 # of sites	**~182MW** Grid capacity

FCDC Corp Oy's sites

10 # of sites	**~1.2GW (net)** Available grid capacity

Qualified pipeline in commercial negotiations[1,2]

7 # of sites	**~1.9GW (net)** Available grid capacity

Leveraging Nordic track-record and network for preferred access



Operational site in Mo i Rana
Completed acquisition
Qualified pipeline
FCDC Corp Oy's sites[3]
Finland
Norway
Sweden
UAE

Illustrative map of Nordics and UAE

Note(s): 1) Qualified pipeline: Sites where an LOI is to be issued or has been issued, and discussions are ongoing, but the LOI has not yet been signed by the relevant parties; 2) VivoPower had executed a sale and purchase agreement (SPA) to acquire 28% ownership in FCDC Corp Oy in February 2026. As a result of significant increases to the FCDC portfolio and VivoPower's business since then, the original SPA does not reflect the latest portfolio. VivoPower has now executed a definitive heads of agreement (HOA) that provides the basis to agree an updated SPA that reflects the latest FCDC portfolio. The HoA is not binding; 3) Sites in FCDC Oy where VivoPower has not sent LOI to purchase remaining 72%

VivoPower's operational asset in Mo i Rana (Norway) is slated to be AI ready in 2027...

AI ready data center in Norway

- Total capacity of 81.5MW, of which current operating capacity of 41.5MW, and potential expansion capacity of 40MW
- Operational and EBITDA generating data center with existing contracted revenues
- Conversion to HPC / AI data center targeted to be finalised and revenue-generating by CY2027 (subject to financing, signing of a definitive AI tenant agreement, amongst other conditions)
- Advanced tenant discussions with leading AI operator(s), targeting execution of a definitive agreement which will then allow for financial close, being financial investment decision (FID) and financial close stage to occur thereafter

Plot area

- Total area: 51,000 m^2, of which~21,000 m^2 leased
- 11,700+ slots across containerized high-density infrastructure
- Mo i Rana Industrial Park, Norway

41.5MW	40MW	~50 years	100%
Current operating capacity	Expansion potential energizable within targeted 18-24m[2]	Remaining land lease	Renewable hydropower



Note(s): 1) The BTC hosting continues until June 2027e. While the operations are ongoing, the lease expansion area will be prepared for the initial AI data center deployment; 2) Subject to final grid approval on the additional 40MW; 3) Timing of execution of term sheet and definitive documentation is subject to delays

...based on the target construction timetable



Mo i Rana
2026e
2027e
2028e
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Phase 1
41.5MW
Permitting
Design Frozen
Demolition
41.5MW AI DC construction
40MW AI DC construction
+21.5MW AI DC (in parallel)
Phase I Complete (41.5MW live Q2'27)
Phase II Complete (40MW live Q1'28)
Phase 2
+40MW
1) Concept study; 2) Construction contribution agreement; 3) HV transformer procurement
+40MW additional

Note(s): The timetable above is an illustrative target; numbers may not compute exactly due to rounding

Conversion to AI data centers provides a path to stabilized long term cashflows and profits

Current operational site…

41.5MW
Current operating capacity

~$10m
Annual EBITDA from BTC hosting



- First operational site in Norway, ~21,000 m² leased with total area of 51,000 m²
- EBITDA generating from hosting BTC mining

…to be converted to AI capacity…


AI

- Established ecosystem at Mo Industripark, shortening prequalification timelines and reducing operational risk
- Conversion of current 41.5MW site to AI / HPC capacity is targeted to commence in CY2027; an additional 40MW expansion is targeted to be operational in CY2028

>$60m
Target EBITDA contribution post conversion pre-expansion[1]

~$130m
Target EBITDA contribution post conversion and expansion[1]

…and to be rented by high-quality tenants

- Advanced discussions with AI operators as tenant in a competitive RFP process.
- Short list completed
- Winning tenant to be selected and announced soon



Target EBITDA ($m)[1]
~13x
~10
>60
~130
Current BTC hosting
41.5MW AI conversion
81.5MW AI hosting

41.5MW cash-generating asset being repositioned as a long-duration AI platform, anchored by advanced negotiations with leading AI operator tenant

Note(s): 1) Company estimate; 2) All timelines are forward looking subject to tenant definitive signing, final permits, construction risks, amongst other factors

Certified B Corporation

VivoPower's anchor asset in Mo i Rana underpins its Nordic value creation plan

Secured operational asset in Norway, augmented with Nordic centric pipeline

41.5MW

Capacity in the Nordics in operation, with additional 40MW expansion at the Mo i Rana site

8 sites

In the Nordics out of 12 sites that are under control/ secured and/or qualified pipeline in commercial negotiation[1,2]

Ownership backing from long term strategic shareholders, including original investors in Nscale

LIAN Group was the vendor of the Mo i Rana asset, becoming a significant owner in VivoPower through partial payment in shares, and is also one of the largest shareholders in Polar DC

Blue Sky Capital on the cap table through PIPE I investment, building on their Nordic data center track record. Was one of the first investors in Nscale

Deep relationships with top-tier Nordic delivery partners and potential tenants

Strong established partnerships with preferred partners with Nordic roots and network possessing experience across VivoPower's value chain

Advanced dialogue with leading AI operators as potential tenants for the Mo i Rana data center. Targeting a definitive agreement and subsequently final investment decision (FID) and financial close

Note(s): 1) Qualified pipeline: Sites where an LOI is to be issued or has been issued, and discussions are ongoing, but the LOI has not yet been signed by the relevant parties; 2) VivoPower had executed a sale and purchase agreement (SPA) to acquire 28% ownership in FCDC Corp Oy in February 2026. As a result of significant increases to the FCDC portfolio and VivoPower's business since then, the original SPA does not reflect the latest portfolio. VivoPower has now executed a definitive heads of agreement (HOA) that provides the basis to agree an updated SPA that reflects the latest FCDC portfolio. The HoA is not binding

VivoPower's sovereign first approach is evidenced by a 25MW UAE site with scalable land for up to 100MW

Key site highlights

- Located in UAE, providing access to one of the Middle East's fastest growing digital infrastructure markets
- 25MW initial capacity with potential expansion to up to 100MW total capacity, providing a scalable platform for future development
- Targeted competitively priced grid power of less than approximately US 4cents/kWh noting actual delivered cost remains subject to changes in transmission charges and any indexation)
- Power Connection Agreement (PCA) of 25MW secured with 75MW balance targeted for 2027 (per 30 year agreement)

25MW
Initial name plate capacity

100MW
Target expansion capacity potential

<4c/kWh
Target power cost

9.0 ha
Plot area

30 years
Development rights

Gas / Nuclear / Solar
Power Source



Kuwait
Riyadh
Site
Dubai
Muscat

Certified B Corporation

VivoPower has issued letters of intent (LOI) for full control of 3 FCDC sites in Finland, totaling 560MW

FCDC Corp Oy assets, where VivoPower has 28% control with LOI to acquire remaining 72%


Finland 1

Connection capacity	160MW
Area	36 ha
Building rights	143,020 m
Building permit	✓
Power connection[2]	✓ 75MW
Grid	Hydro


Finland 2

Connection capacity	50MW
Area	42 ha
Building rights	140,000 m
Building permit	Q3 2026
Power connection	Q4 2026
Grid	Hydro


Finland 3

Connection capacity	350MW
Area	21 ha
Building rights	160,473 m
Building permit	✓
Power connection	Q1 2027
Grid	Hydro

Note(s): Pictures are illustrative only; 1) VivoPower had executed a sale and purchase agreement (SPA) to acquire 28% ownership in FCDC Corp Oy in February 2026. As a result of significant increases to the FCDC portfolio and VivoPower's business since then, the original SPA does not reflect the latest portfolio. VivoPower has now executed a definitive heads of agreement (HOA) that provides the basis to agree an updated SPA that reflects the latest FCDC portfolio. The HoA is not binding; 2) 75MW of power connection is secured and 85MW is expected to be secured within 2029

FCDC's portfolio has 7 more Finland sites with 3.8GW gross capacity

Country	Acquisition status	Land control	Zoning status	Source of power	Power Connection Agreement (PCA) Estimated power in MW (100% basis)	Power Connection Agreement (PCA) Estimated power in MW (28% basis)	Expected Timing[2]
Finland 5	28 % controlled[1]	Leasehold	In progress	Hydro	160	45	Q4 2026e
Finland 6	28 % controlled[1]	Leasehold	In progress	Hydro	350	98	Q1 2027e
Finland 7	28 % controlled[1]	Leasehold	In progress	Hydro	1,000	280	Q4 2027e
Finland 8	28 % controlled[1]	Leasehold	In progress	Hydro	1,040	291	Q2 2027e
Finland 9	28 % controlled[1]	Leasehold	In progress	Hydro	500	140	Q2 2027e
Finland 10	28 % controlled[1]	Leasehold	In progress	Hydro	200	56	Q2 2027e
Finland 11	28 % controlled[1]	Leasehold	In progress	Hydro	500	140	Q2 2027e
Total					**3,750**	**1,050**	

VivoPower has a 28% interest in the above 7 site portfolio, representing net 1.05GW

Combined with its 28% interest in the 3 sites per previous page (157MW), VivoPower's interest is a total of 1.21GW (net basis)

Note(s): 1) VivoPower had executed a sale and purchase agreement (SPA) to acquire 28% ownership in FCDC Corp Oy in February 2026. As a result of significant increases to the FCDC portfolio and VivoPower's business since then, the original SPA does not reflect the latest portfolio. VivoPower has now executed a definitive heads of agreement (HOA) that provides the basis to agree an updated SPA that reflects the latest FCDC portfolio. The HoA is not binding; 2) Estimated timing subject to change depending on grid counterparties

Market


VIVOPOWER

Accelerating data center expansion still falls short of meeting strong demand for AI digital infrastructure



Global data center capacity (GW)
+15% CAGR
>2x
~100
>200
2025
2026e
2027e
2028e
2029e
2030e



Global data center supply shortfall (GW)
2.9x
81
28
Additional supply shortage (GW)
Shortage 2025
2026e
2027e
2028e
2029e
2030e
Shortage 2030e

VIVOPOWER
Source(s): CBRE Research, JLL Research
Certified B Corporation

Europe remains structurally under-supplied, with AI and sovereign cloud use cases expected to materially increase demand

Global cloud storage capacity by region (GW)



Total
~122.2 GW
U.S.
53.7 GW
Other
N. America
1.5
GW
UK
2.6 GW
EU
11.9
GW
1.2
GW
Eurasia
Middle East
1.1
GW
China
31.9 GW
Japan
/South
Korea
6.6 GW
India
3.6
GW
Africa
1.5
GW
Brazil
1.2
GW
Other
C./S. America
1.4
GW
3.1
GW
Other
Asia Pacific
Australia /
New Zealand
1.6
GW

Hyperscalers largest demand driver

Europe data center demand by ownership (%)



40%
13%
22%
26%
23%
14%
34%
30%
Enterprise (self-owned)
Lease to enterprise
Lease to hyperscalers, major neoclouds and sovereign entities
VivoPower target position
Hyperscaler (self-owned)
2023
2028e

Note(s): 1) Estimates exclude AI demand and sovereign cloud demand from defence, healthcare, education and financial institutions
Source(s): IEA Data as of 2024, McKinsey & Company

Europe data center demand is set for significant growth, but grid and permitting constraints pose challenges across FLAPD markets

DC power demand to surge from 96TWh in 2024 to 236TWh by 2035e



Data center demand in Europe in TWh
% of total demand
250
200
150
100
50
0
6.0%
5.5%
5.0%
4.5%
4.0%
3.5%
3.0%
2024
2025e
2026e
2027e
2028e
2029e
2030e
2031e
2032e
2033e
2034e
2035e
Demand TWh
Share of total electricity demand

Why Europe's bottleneck favors the Nordics

FLAPD queues average 7-10 years

The Nordic markets offer materially faster access to grid capacity, with access within 1-2 years

Moratoriums limits core EU supply

Ireland, Netherlands, Frankfurt all restricting new data center connections, forcing capital to seek alternatives

IEA: 20% of EUR datacenter projects at risk

Grid congestion may delay 20% of planned activity, driving premiums for permitted sites

Key Insights

- Power demand for data centers in Europe is projected to rise from 96TWh in 2024 to 236TWh by 2035, increasing their share of total electricity demand from 3.1% to 5.7%
- Despite the overall increase in demand due to electrification, data centers' growth will remain strong, contributing significantly to the future power needs of Europe
- However, capital is shifting toward regions with low-cost power and streamlined approvals, strengthening the Nordics' position as a hub for scalable near-term capacity

Source(s): ICIS; IEA Electricity 2025 / Energy and AI 2025

Capacity constraints in Europe's primary hubs are accelerating data center growth in secondary markets

FLAPD[1] and secondary market dynamics


Secondary Markets
Total: 1 208MW
Frankfurt
1 020MW
London
1,134MW
Amsterdam
570MW
Paris
616MW
Dublin
370MW
O
D
L
A
F
P
FLAPD Markets
Secondary Markets

Vacancy rates continue to decline


European market vacancy rates (%)
24%
22%
24%
20%
22%
18%
16%
14%
12%
9%
8%
7%
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025e
2026e

Nordic capacity growth is accelerating


MW installed
IT capacity (MW)
800
600
400
200
0
2019
2020
2021
2022
2023
2024
2025
Sweden
Norway
Finland

Note(s): 1) FLAPD = Frankfurt, London, Amsterdam, Paris, Dublin
Source(s): CBRE Research , BloombergNEF

VIVOPOWER
Certified B Corporation

Capital is migrating to regions with low-cost power, positioning the Nordics as a core growth market

Survey on site-selection factors and Nordic relative attractiveness



Nordic score[1]
4.8
4.6
4.4
4.2
4.0
3.8
3.6
3.4
3.2
3.0
5.5
6.0
6.5
7.0
7.5
8.0
8.5
9.0
9.5
Importance of factors[1]
Great access to affordable land
Space scalability
Political stability
Reliable power supply
Renewable electricity supply
Cool climate
Low energy prices
Time-to-market
Innovative energy solutions
Natural disasterfree climate
Proximity to airport
Competent workforce
Taxes and duties
International data connectivity
Closeness to customers

Why the Nordics is an attractive location for data centers

- Low cost of power
- Plentiful supply of renewable energy
- Fiber connections to Mainland Europe and North America
- Cool climate reduces operating costs even further
- Extremely reliable power grid
- Supportive governmental policies

Note(s): 1) Based on feedback from 39 individuals having either management positions in companies investing in data centers or being independent experts on data center development
Source(s): Nordic Council of Ministers – Data center Opportunities in the Nordics

The Nordics is a globally competitive region for data centers

The Nordics benefit from low electricity prices



Average wholesale electricity prices by region (average 2025, $/MWh)
45
46
50
57
69
76
96
101
Nordics

High share of green energy



Green energy[1] in total electricity generation mix (2025)
Data center customers increasingly require sustainably produced power in support of CSR commitments
99.9%
98.7%
97.4%
96.4%
94.8%
91.1%
83.6%
74.6%
64.4%
59.1%
54.1%

Nordic markets offer faster access to grid capacity



Average grid connection lead times for 50MW data center (years)
10
7
7
7
1-2
1-2

Cool climate reduces operational costs



Overall market price driven by heating costs and hence DC need for cooling is correlated with low price seasons as summer has low prices and winter has high due to heating demand
Average Temperature
Est. average temperature
0 – 5 °C
5 – 7 °C
7 – 9 °C
9 – 11 °C
11 – 13 °C
13 – 15 °C
>15 °C

Note(s): 1) 'Green energy' as used herein includes hydropower, nuclear, bioenergy, wind and solar. The inclusion of nuclear within 'green energy' reflects a classification choice that is not universally accepted by all market participants and is not aligned with EU Taxonomy 'do no significant harm' criteria in all cases. 2) Wholesale electricity prices shown are 2025 annual averages, exclude all taxes and grid tariffs, and do not reflect intra-year or intra-region volatility (e.g. NO2 region winter 2025-2026 spot pricing >$100/MWh. 3) Finland: from 1 July 2026 the Finnish data center electricity tax increases from EUR 0.50/MWh to EUR 23.25/MWh; this is NOT reflected in the comparative wholesale price figures shown. Source(s): Ember; Our World in Data; IEA; JLL Research

Financials


VIVOPOWER

VivoPower's business model unlocks de-risked equity returns at an asset level


Illustrative only – investment roadmap and valuations for a 100MW site
Land, Power Origination, Development & Entitlement
Build & Delivery (Powered Shell)
Implied project value
Implied equity value
$115m
Land cost
$10m
Cost of power connection
$1,000m
Construction cost
$60m
Financing costs
1,185m
$995m²
Debt
$190m
Equity
Cost of developed asset
$2,000m
Stabilised asset value
~$20m
per MW
>5x
$190m
Equity contribution
$1,005m
Implied equity value

Illustrative case assumes (i) signed triple-net lease with investment-grade tenant at construction financing close; (ii) credit-enhanced senior debt at approximately 84% LTV during development supported by tenant covenant; (iii) refinancing into permanent debt at 65% LTV on stabilized value, with such stabilized value contingent on tenant credit and lease tenor. Sensitivity at $15-18m/MW stabilized value and 65-75% LTV available on request.

Certified B Corporation

Mo i Rana generates ~$31m annual target revenue, increasing to a target ~$70m annual revenue post-AI conversion of 41.5MW


Illustrative revenue bridge for operational Mo i Rana asset ($m)
BTC revenue
AI rental revenue
Annualised revenue
~31
~40
~70
~70
~140
Current annual operating revenue from contracted BTC
Target revenue uplift from full-year AI development of 41.5MW
Target annual revenue with AI conversion of 41.5MW
Target revenue from 40MW capacity expansion with full AI deployment
Target annual revenue with full AI deployment and expansion (81.5MW)

Note(s): All of the above are Company estimates and targets; Target subject to (i) signing AI tenant on assumed rental terms; (ii) completion of conversion within budget and timeline; (iii) achievement of operating margin assumptions. Refer to Risk Factors

VivoPower's EBITDA is expected to scale from ~$10m target p.a. to >$60m target p.a. post AI conversion in Mo i Rana



Illustrative EBITDA bridge for operational Mo i Rana asset ($m)
~10
~50
~3
>60
~80
~10
~130
Current estimated EBITDA from BTC
Targeted revenue uplift from full-year AI deployment of 41.5MW
Change in opex from AI conversion of 41.5MW
Annual target EBITDA with AI conversion of 41.5MW
Targeted revenue from 40MW capacity expansion with full AI deployment
Change in opex from 40MW capacity expansion
Target annual EBITDA with full AI deployment and expansion (81.5MW)

Note(s): All of the above are Company targets and estimates; Target subject to (i) signing AI tenant on assumed rental terms; (ii) completion of conversion within budget and timeline; (iii) achievement of operating margin assumptions. Refer to Risk Factors.

General


VIVOPOWER

Global advisory council



Khadija Mustafa
Ex-Microsoft and G42 (New York)



Porter Harris
Former SpaceX Lead Battery Engineer (Pasadena)



Rachel Pether
Head of 3iQ for EMEA, ex-Mubadala (Abu Dhabi)



Philip von Wulffen
OGDC Founder, ex-JAB Consumer Fund Founder (Vienna)



Adam Traidman
Former CEO at SBI Ripple Asia (Los Angeles)



Hugh Durrant-Whyte
Chief Scientist of NSW GOV, ex-Chief Scientist UK MoD (Sydney)



Eric Achtmann
CFO & CSO at Isar Aerospace (Boston)



Edward Hyams
Former MD of Eastern Group PLC (London)

Corporate structure overview



AEVITAS
Divested, to be deregistered
VIVOPOWER
TEMBO
To be spun off
VivoPower PLC (VIVO)
100%
VivoPower International Services Limited
Aevitas O Holdings Pty Ltd
100%
99.9%
Aevitas Group Limited
19.9%
80.1%
VIWR AU Pty Ltd (formerly VivoPower Pty Ltd)
100%
Aevitas Holdings Pty Ltd
40%
V.V.P. Holdings Inc (Dormant)
100%
Kenshaw Solar Pty Ltd
99.9%
Electrical Engineering Group Pty Limited
100%
KESW EL Pty Ltd
100%
VivoPower USA LLC
100%
VivoPower (USA) Development LLC
100%
Caret LLC
100%
Caret Decimal, LLC (Caret Digital[1])
100%
VivoPower Infrastructure Ltd
70%
VPI 25 (UAE)
100%
Cromwell AS
100%
Nordland Data AS
100%
Tembo e-LV B.V.
100%
FD 4x4
100%
Tembo 4x4
100%
Tembo Group B.V. (Tembo EUV Solutions B.V.)
100%
Tembo EUV Investment
100%
Tembo EV Solutions FZCO
100%
Tembo Technologies Pty Ltd
100%
Tembo EV Pty Ltd
100%
Tembo Drive Pty Ltd
LEGEND
Australia
UK
Jersey
Delaware
Netherlands
Philippines
U.A.E.
Cayman Is.
Norway

Note(s): 1) Name change to Caret Digital being finalized

VivoPower is repositioning as a pure-play sovereign AI infrastructure platform through the Tembo carve-out and Aevitas divestment

VivoPower

Sovereign AI Digital Infrastructure Company

- **To be the independent trusted digital infrastructure partner of choice for sovereign nations, hyperscalers and neoclouds**
- Platform enabling repeatable site acquisition, development, and build-out of data centers



Tembo

- **Tembo is progressing toward a planned Nasdaq listing, with the proposed spin-off expected to be completed following the Euronext Growth Oslo listing of VivoPower**
- A provider of electric utility vehicles and electrification solutions for industrial and off-road applications
- VivoPower is expected to retain a minority ownership interest in Tembo, of which percentage will be determined just prior to its listing and will depend amongst other factors, upon the level of subscriptions



Aevitas

- Operationally inactive (dormant) — to remain within consolidated group at time of Euronext Growth Oslo listing; deregistration to commence post-listing
- Aevitas entities will not be deregistered prior to the Euronext Growth Oslo listing of VivoPower
- Aevitas is dormant and has no trading activities
- Aevitas was VivoPower's Australian energy infrastructure and power services platform, providing electrical, solar and renewable energy solutions



Note(s): Aevitas is dormant and has no trading activities

Capitalization table

Capitalization Table	Type	Shares	Ownership in % (based on common shares on issue)
Common Shares On Issue			
TAG (Emirates family office)	Family Offices	6,500,000	21.2%
Kevin Chin (and affiliated entities)	All Directors/Officers	4,397,828	14.3%
LIAN Group (Polar DC shareholder)	Family Offices	2,562,316	8.3%
Ceres (UAE); HRH consortium	Family Offices	1,000,000	3.3%
Peter Jeavons	All Directors/Officers	93,482	0.3%
William Langdon	All Directors/Officers	46,567	0.2%
Michael Hui	All Directors/Officers	33,617	0.1%
Other Free Float		*16,090,274*	*52.4%*
Common Shares On Issue		30,724,084	100.0%
HRH (His Royal Highness) Consortium ($6.05 per ordinary share)		19,000,000	
Total Reg S Share Subscription Agreement		**19,000,000**	
Warrants		1,792,077	
Total Warrants		**1,792,077**	
RSUs Vested		188,288	
Total RSUs		**188,288**	
Norway Data Center 41.5MW Acquisition Warrants		0	
Total Shares		**0**	
Fully Diluted Common Shares On Issue[1]		51,704,449	
PIPE 1 | Convertible Preferred Shares (Unlisted)		3,750,000	
PIPE 1 | Warrants		3,535,715	
Total Convertible Preferred Shares		**7,285,715**	
Diluted Shares Outstanding (Post PIPE 1)		58,990,164	
Debt| Convertible Debt[2]		3,597,123	
Diluted Shares Outstanding (Post PIPE 1 and debt conversion)		62,587,287	

- Ordinary A-shares on issue: 30,724,084 in total distributed across family offices, directors and officers, and a free float of ~52%
- Fully diluted share count reaches 51,704,449 when accounting for the Reg S subscription agreement (19,000,000 shares), warrants (1,792,077), RSUs (188,288)
- Post-PIPE 1 diluted shares outstanding reach 59,651,929, following the addition of 3,750,000 convertible preferred shares in issue (assuming share price above US$6.05) and 3,535,715 contingent cashless warrants issued to PIPE 1 investors
- VivoPower announced earlier this year the shareholder approval of a new share class: the ordinary B-shares in addition to the existing ordinary A-shares and preference shares. Pursuant to the articles, the A-shares carry 1 vote per share
- Pursuant to a separate written agreement expected to be entered into, the class B-shares is expected to cease to exist as a separate share class. The removal of the class B shares as a share class is in any event subject to the terms and conditions of a definitive agreement
- Preference shares have an exercise price of US$6.80, and carry a cumulative preferred dividend of 6%
- Strategic private placement to His Royal Highness, Prince Abdul Aziz of the House of Saud totaling 20m shares at US$6.05 per share was previously announced (gross proceeds US$121m). To date, 1m shares have been issued and 19m shares are in the process of being issued (delay due to war in the Middle East region)
- Net interest-bearing debt of US$25m as at 31 December 2025 (principally shareholder debt)

Note(s): 1) Fully Diluted Shares Outstanding as of 24 June 2026; 2) Convertible debt from AWN Holdings Limited (AWN), an entity affiliated with Arowana of which Kevin is the major shareholder and chairman. Expected to be converted by 3 July 2026

Total portfolio and pipeline (MW)

Site	Acquisition status	Development stage	Land control	Source of power	Gross power capacity est. (MW)	Net power capacity est. (MW)[3]	Power Connection Agreement (PCA) Gross secured (MW)	Gross Pending(MW)	Estimated Timing
Mo i Rana	Operational	Fully Ready-to-Build (RTB)	Leasehold; option freehold[1]	Hydro	42	42	42	0	n/a
Mo i Rana expansion	Completed	Grid Path Validated	Leasehold; option freehold[1]	Hydro	40	40	0	40	2027e
Norway 1	LOI	Connection Contracted	Freehold	Hydro	10	10	10	0	n/a
Finland 1	LOI	Connection Contracted	Leasehold	Hydro	160	45	75	85	2029e; 85MW
Finland 2	LOI	Grid Request Filed	Leasehold	Hydro	50	14	0	50	2026e-Q4
Finland 3	LOI	Grid Path Validated	Leasehold	Hydro	350	98	0	350	2026e-Q4
Finland 4	LOI	Connection Contracted	Leasehold	Hydro	160	160	60	100	2026e: 60 MW; 2029e: 100 MW
Sweden 1	LOI	Connection Contracted	Freehold	Hydro / Wind	150	150	30	0	n/a
Sweden 2	LOI	Connection Contracted	Freehold	Hydro / Wind	150	150	30	120	2028e-Q1: 120 MW
Croatia 1	LOI	Grid Path Validated	Freehold	Hydro / Wind	500	500	0	500	2027
Austria 1	LOI	Grid Path Validated	Freehold	Hydro	140	140	100	40	July 2026e: 100MW, 2028e: 40 MW
UAE	Completed	Fully Ready-to-Build (RTB)	Leasehold	Gas, Nuclear, Solar	100	100	25	75	2028e
Switzerland 1	LOI	Connection Contracted	Freehold	Hydro / Nuclear / Solar	800	800	800	0	n/a
Finland 5[2]	FCDC 28%	Grid Path Validated	Leasehold	Hydro	160	45	0	160	2026e-Q4
Finland 6[2]	FCDC 28%	Land Controlled	Leasehold	Hydro	350	98	0	350	2027e-Q1
Finland 7[2]	FCDC 28%	Land Controlled	Leasehold	Hydro	1,000	280	0	1,000	2027e-Q4
Finland 8[2]	FCDC 28%	Land Controlled	Leasehold	Hydro	1,040	291	0	1,040	2027e-Q2
Finland 9[2]	FCDC 28%	Land Controlled	Leasehold	Hydro	500	140	0	500	2027e-Q2
Finland 10[2]	FCDC 28%	Land Controlled	Leasehold	Hydro	200	56	0	200	2027e-Q2
Finland 11[2]	FCDC 28%	Land Controlled	Leasehold	Hydro	500	140	0	500	2027e-Q2
Total					**6,402**	**3,299**	**1,172**	**5,110**	

Note(s): 1) Option to purchase land; 2VivoPower had executed a sale and purchase agreement (SPA) to acquire 28% ownership in FCDC Corp Oy in February 2026. As a result of significant increases to the FCDC portfolio and VivoPower's business since then, the original SPA does not reflect the latest portfolio. VivoPower has now executed a definitive heads of agreement (HOA) that provides the basis to agree an updated SPA that reflects the latest FCDC portfolio. The HoA is not binding; 3) Net of 28% ownership of the sites in FCDC Corp Oy where VivoPower has not sent LOI to purchase remaining 72% (5) Estimated timing subject to change depending on grid counterparties

P&L

In $ thousand	Six month period ended 31 December		Year ended 30 June	
	2025 IAS 34 (unaudited)	2024 IAS 34 (unaudited)	2025 IFRS (audited)	2024 IFRS (audited)
Revenue from contracts with customers	15	63	61	16
Cost of sales	(30)	(63)	(50)	27
Gross profit	**(15)**	**-**	**11**	**43**
General and administrative expenses	(5,642)	(2,351)	(8,233)	(7,521)
Other gains/(losses)	731	16	16	89
Depreciation of property and equipment	(67)	(52)	(157)	(746)
Amortisation of intangible assets	(124)	(185)	(360)	(384)
Operating profit/(loss)	**(5,116)**	**(2,572)**	**(8,723)**	**(8,519)**
Restructuring and other non-recurring costs	343	4	(412)	(1,392)
Impairment losses	(630)	-	(2,531)	(29,686)
Finance income	-	-	3,568	1,396
Finance expense	(2,414)	(3,215)	(7,033)	(6,015)
Profit/(loss) before income tax	**(7,817)**	**(5,783)**	**(15,131)**	**(44,216)**
Income tax	378	(381)	691	(1,603)
Profit/(loss) from continuing operations	**(7,439)**	**(6,164)**	**(14,440)**	**(45,819)**
Profit/(loss) from discontinued operations	**-**	**1,688**	**1,648**	**(881)**
Profit/(loss) for the period	**(7,439)**	**(4,476)**	**(12,792)**	**(46,700)**

Note(s): Numbers may not sum exactly due to rounding; The table sets out selected information from the Company's unaudited Interim Financial Statements of consolidated income for the six months period ended 31 December 2025 and from audited Annual Financial Statements of income for the period ended 30 June 2025

Balance sheet

In $ thousand	As at 31 December		As at 30 June	
	2025 IAS 34 (unaudited)	2024 IFRS (audited)	2025 IFRS (audited)	2024 IFRS (audited)
Cash & cash equivalents	4,012	199	60	199
Accounts receivable	69,158	10,044	73,162	10,044
Other short-term receivable	2,039	1,938	1,347	1,938
Assets classified as held for sale	-	5,479	-	5,479
Total current assets	**75,209**	**17,660**	**74,569**	**17,660**
PP&E - net	427	439	1,460	439
Intangible assets	15,817	15,235	16,694	15,235
Deferred tax assets	5,521	4,099	4,405	4,099
Total non-current assets	**21,765**	**19,773**	**22,559**	**19,773**
Total assets	96,974	37,433	97,128	37,433
Trade payables	39,330	37,929	39,806	37,929
Public duties payable	2	280	168	280
Loans and borrowings – current	12,483	8,171	12,249	8,171
Other current liabilities	590	2,230	3,047	2,230
Liabilities classified as held for sale	-	5,515	-	5,515
Total current liabilities	**52,404**	**54,125**	**55,270**	**54,125**
Loans and borrowings – non current	16,590	20,915	16,940	20,915
Other non-current liabilities	2,710	2,930	4,814	2,930
Total non-current liabilities	**19,300**	**23,845**	**21,754**	**23,845**
Share capital and share premium	198,576	108,753	184,372	108,753
Other reserves	(9,194)	(6,299)	(8,485)	(6,299)
Retained earnings	(164,113)	(142,991)	(155,783)	(142,991)
Total Equity	**25,269**	**(40,537)**	**20,104**	**(40,537)**
Total liabilities and equity	96,974	37,433	97,128	37,433

Note(s): Numbers may not sum exactly due to rounding; The table below sets out selected information from the Company's unaudited Interim Financial Statements of financial position as of 31 December 2025 and from the audited Annual Financial Statements of financial position as of 30 June 2025

Cash flow

In $ thousand	Six months period ended 31 December		Year ended 30 June	
	2025 IAS 34 (unaudited)	2024 IAS 34 (unaudited)	2025 IFRS (audited)	2024 IFRS (audited)
Net earnings	**(7,439)**	**(6,164)**	**(14,440)**	**(45,819)**
Change in working capital and non-cash items	(2,439)	77	8,691	47,312
Cashflow from operations	(9,878)	(6,087)	(5,749)	1,493
Purchase of PP&E	(24)	(28)	(985)	(587)
Purchase of intangibles	(195)	(736)	(2,249)	(3,979)
Cashflow from investing	**(219)**	**(764)**	**(3,234)**	**(4,566)**
Cash from investors and issuance of share capital	13,917	6,703	8,878	3,524
Related party loan borrowings / (repayments)	-	(94)	(92)	(851)
Other cashflows from financing	131	82	58	46
Cashflow from financing	**14,048**	**6,691**	**8,844**	**2,719**
Beginning cash	60	199	199	553
Total cashflow for the period	**3,951**	**(160)**	**(139)**	**(354)**
Effects of exchange rate changes on cash held	1	(13)	-	-
Ending cash	**4,012**	**26**	**60**	**199**

VIVOPOWER

Note(s): Numbers may not sum exactly due to rounding; The table below sets out selected information from the Company's unaudited Interim Financial Statements of cash flows for the six months period ended 31 December 2025 and from audited Annual Financial Statements of cash flow for the period ended 30 June 2025

Certified B Corporation

Risk factors (1/12)

Risks related to the Group's business and the industry in which it operates

The Group has limited operating history as a standalone data center platform focused on AI infrastructure

The Group is in the process of transitioning from a diversified sustainable energy solutions company to a Nordic-focused digital infrastructure platform delivering power-secured data centers for artificial intelligence ("AI") and high-performance computing ("HPC") (AI/HPC) workloads. This strategic pivot involves a fundamental change in the Group's business model, target markets, customer base and operational focus. In April 2026, the Group completed the acquisition of Cromwell AS and its subsidiary Nordland Data AS ("Nordland Data"), the entities that own and operate the hydro-powered data center facility located at Mo Industripark in Mo i Rana, Norway (the "Mo i Rana Facility"), for a total value of USD 41.0 million (comprising USD 30.75 million in cash and USD 10.25 million in Class A Ordinary Shares (being 1,507,353 Class A Ordinary Shares issued at USD 6.80 per share and 1,055,147 warrants, such that the blended average share price was US$4.00, a premium to the market at the time of the close of the transaction), with deferred consideration of USD 5.0 million payable in October 2026 and USD 5.25 million payable in April 2027). The Group's data center operations are currently limited to the Mo i Rana Facility, with 41.5 MW of capacity, which is anticipated to be converted from hosting of bitcoin mining to AI-grade infrastructure (see risk factor below for more information). The Group therefore has limited historical information on which to evaluate its performance, business model, financial development and ability to execute its strategy as a data center platform. The Group may face challenges in establishing and managing the business within the new strategic direction, including with respect to organization, internal controls, project prioritization, customer acquisition and strategic execution. Any such circumstances could have a material adverse effect on the Group's business, financial condition, results of operations and prospects. The Group has no established track record of winning, onboarding or retaining hyperscaler or sovereign AI tenants at the rental levels targeted by its business model.

The Group's business model depends on its ability to develop and commercialise data center projects and operate data center infrastructure. The Group's project development activities include identifying and securing suitable sites with grid access, developing such sites through zoning, permitting and power connection processes, and seeking to realize value through long-term lease agreements with hyperscalers, sovereign AI customers or colocation operators, or through refinancing of stabilized assets. The Group's operational activities currently comprise a limited part of the Group's business, consisting primarily of the Mo i Rana Facility. The risks relevant to these activities differ. Project development activities are primarily exposed to risks relating to site access, land rights, permits, zoning, grid connection and capacity, power availability, construction costs, regulatory requirements and the ability to secure tenants, while operational activities are exposed to risks relating to customers, uptime, technical failures, cyber security and compliance with operational requirements.

Demand for data center capacity and AI infrastructure may be lower than expected. The Group's business depends on continued and growing demand for data center capacity, particularly from hyperscalers, sovereign AI programs and AI cloud operators. Current market projections indicate a significant global supply shortage of data center capacity, with the shortfall expected to grow from approximately 28 GW in 2025 to approximately 81 GW by 2030. However, demand may be affected by macroeconomic developments, changes in AI investment cycles, technological developments that reduce compute requirements, increased competition from other data center developers, regulatory developments, energy price volatility, or customers choosing to develop their own facilities rather than leasing powered shell capacity. If demand for data center projects or AI infrastructure capacity is lower than expected, the Group may be unable to commercialise its projects or secure tenants on the terms or within the timeframe anticipated. This may result in delayed projects, lower valuations, reduced revenues or reduced ability to attract commercial partners, which could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

The Group operates in a competitive and rapidly evolving market

The Group operates in a competitive and rapidly evolving market for data center development and AI infrastructure. The Group competes with established Nordic data center operators such as Green Mountain, Bulk Infrastructure and DigiPlex, as well as international hyperscale developers and sovereign-backed infrastructure funds, for access to grid-connected sites, power capacity, construction resources, tenants and financing. Several of the Group's competitors have significantly greater financial resources, established customer relationships, operational track records and technical capabilities than the Group. In addition, hyperscalers may choose to develop their own data center facilities rather than leasing powered shell capacity from third-party developers such as the Group. The competitive landscape is also evolving rapidly as new entrants, including energy companies, real estate developers and infrastructure funds, seek to enter the data center market in response to growing demand for AI compute capacity. If the Group is unable to compete effectively for sites, tenants, delivery partners or financing, or if competitive dynamics result in lower rental levels, reduced occupancy or increased development costs, this could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

The Group's operational exposure is concentrated in a single facility with a sole revenue-generating arrangement that expires in July 2027 with no right of renewal, creating a risk of a revenue gap

The Group's current operational activities are concentrated in a single facility at Mo i Rana, Norway, with 41.5 MW of operating capacity. The facility currently generates revenue from bitcoin mining hosting under a Hosting and Maintenance Services Agreement dated 21 May 2024 with Corner Norway AS (the "Hosting Agreement"). The Hosting Agreement has a 36-month term expiring around July 2027 and contains no option to renew. The service fee under the Hosting Agreement comprises 70% of the electricity cost (at USD 45/MWh) plus 30% of the total compute power generated by the hosted mining equipment, making revenue inherently variable and dependent on both electricity price levels and the operational performance of the equipment.

The Group is in the process of converting this facility from hosting of bitcoin mining to AI-grade data center capacity. The Group has conducted a competitive request for proposal ("RFP") process to identify and select an AI tenant for the Mo i Rana Facility. As at the date of this document, a shortlist of AI operators has been completed, and a preferred AI tenant has been selected, but no binding tenant agreement has been concluded and no assurance can be given that those discussions will result in a binding agreement. If this conversion is not completed and a replacement AI tenant agreement is not executed before the Hosting Agreement expires, or if the conversion is completed but the new tenant does not commence paying rent before the Hosting Agreement terminates, the Group will face a period without revenue from its sole operational facility. Even if an AI tenant is secured, there may be a lag between the expiry of the Hosting Agreement and the commencement of revenue from the new arrangement. Any loss of the current revenue stream before a replacement tenant is secured, any delay in the conversion process, any failure to secure an AI tenant on acceptable terms, any operational disruption at the facility, or any revenue gap during the transition period could have a disproportionate impact on the Group's revenue and financial position. Since the Group currently has limited operational diversification, adverse developments relating to this single facility or its key commercial relationships could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

Risk factors (2/12)

The conversion of the Mo i Rana Facility from hosting of bitcoin mining to AI infrastructure involves significant execution risk

The Group's near-term value creation strategy is dependent on the successful conversion of the Mo i Rana Facility from hosting of bitcoin mining to AI-grade data center capacity. This conversion involves significant technical, commercial and timing risks. The conversion requires substantial capital expenditure for infrastructure upgrades to meet the power density, cooling, redundancy and connectivity requirements of AI workloads. The conversion may not be completed within the anticipated timeline or budget, the converted facility may not meet the technical specifications required by prospective AI tenants, and the Group may not be able to secure a tenant on commercially acceptable terms. As at the date of this document (23 June 2026), the Group is in advanced discussions with the shortlisted AI operators referred to in the risk factor above, but no binding agreement has been concluded, and no assurance can be given that those discussions will result in a binding agreement. The Group is targeting Phase 1 of the conversion (41.5 MW) to be live by Q2 2027, with Phase 2 (additional 40 MW expansion at MIP Vika) targeted to be live by Q1 2028. These targets are subject to the conclusion of a binding AI tenant agreement, receipt of final regulatory approvals (including the MIP Vika dispensation described in a risk factor below), completion of financing and construction. Any or all of these milestones may not be achieved within the targeted timeframe. During the conversion period, the Group may experience a reduction or elimination of revenue from discontinued hosting of bitcoin mining operations (see risk factor above regarding the revenue gap risk), and replacement AI tenant revenue may not commence within the anticipated timeframe. Any delay, cost overrun or failure in the conversion process, or any failure to obtain the necessary regulatory approvals, could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

LIAN Group's position as a significant shareholder, deferred consideration creditor and competitor gives rise to potential conflicts of interest

In connection with the acquisition of Cromwell AS and its subsidiary Nordland Data AS, which completed on 21 April 2026, VivoPower issued an aggregate of 2,562,316 Class A Ordinary Shares to LIAN Group as consideration, comprising 1,507,353 Class A Ordinary Shares issued at a price of USD 6.80 per share (representing total share consideration of USD 10.25 million) and a further 1,054,963 Class A Ordinary Shares issued pursuant to the exercise of contingent warrants on 17 June 2026. LIAN Group's holding represents approximately 8.3% of the Company's issued share capital as at the date of this document. LIAN Group is the founding and controlling entity of COWA Group AS ("COWA"), which was the seller of Cromwell AS under the share purchase agreement for that acquisition (the "Cromwell SPA") (see risk factor below for further information about the Cromwell SPA).

Although the acquisition of Cromwell AS has been completed, LIAN Group (acting through COWA, which is the formal creditor under the Cromwell SPA) remains a significant shareholder and a creditor of the Group in respect of outstanding deferred cash consideration of USD 10.25 million, comprising USD 5.0 million due on or around October 2026 and USD 5.25 million due on or around April 2027. This combination of roles – as a shareholder holding approximately 8.3% of the Company's issued share capital through LIAN Group, and a deferred consideration creditor through COWA – gives rise to potential conflicts of interest between LIAN Group/COWA and other shareholders of the Company. Any of the foregoing could have a material adverse effect on the governance of the Group and the interests of minority shareholders.

In addition to LIAN Group's position as a shareholder and creditor of the Company, investors should be aware that LIAN Group is the founding entity of Polar DC (Polar Data Centers), a Norwegian data center development company that operates directly in the same market as the Group. LIAN Group retains a minority stake in Polar DC following the acquisition of a majority interest by H.I.G. Capital in October 2025. Polar DC has an active and growing portfolio of Norwegian data center projects targeting AI and high-performance computing workloads, and competes with the Group for sites, grid connections, tenants and capital in the Norwegian market. Furthermore, through COWA's existing undertaking to Polar DC (which takes precedence over the Cromwell ROFR granted to the Group), LIAN Group effectively acts as gatekeeper over the scope of Norwegian data center opportunities that flow to the Group under that mechanism. The combination of LIAN Group's roles as a significant shareholder, a substantial creditor, and the founder and continuing minority owner of the Group's principal Norwegian competitor creates a structural conflict of interest that may not be resolvable in a manner favourable to minority shareholders of the Company.

A right of first refusal over Norwegian data center opportunities under the Cromwell SPA may not operate effectively in practice and is subordinate to the seller's existing undertaking to a third party

Under clause 13.5 of the Cromwell SPA, COWA, the seller of Cromwell AS, granted Caret LLC (the Group's acquiring subsidiary) a right of first refusal (the "Cromwell ROFR") over new Norwegian data center opportunities. Before COWA enters into a joint venture, partnership or similar arrangement with a third party for a new data center business in Norway, or sells a Norwegian data center asset to a third party, COWA must give Caret LLC written notice of the key terms, whereupon Caret LLC has 30 days to match those terms and take the place of the third party.

The Cromwell ROFR is, however, expressly subordinate to COWA's existing undertaking towards Polar DC. As a result, opportunities subject to the Polar DC undertaking will not be offered to the Group under the Cromwell ROFR. Furthermore, the Group's ability to exercise the ROFR at any given time will depend on its financial resources and capacity to match third-party terms within the 30-day window. The Cromwell ROFR may therefore not provide the Group with a reliable or enforceable right to participate in future Norwegian data center opportunities, and investors should not place reliance on the Cromwell ROFR as a source of competitive advantage.

The Group depends on key personnel and its ability to scale its organization

The Group's business depends on the experience, industry knowledge and commercial relationships of its management team and key employees, including within data center development, power markets, real estate, construction delivery and capital markets. The Group's executive team possess specialized expertise that is critical to the Group's strategy, and the Group currently has approximately 16 full-time employees across five global offices. Certain members of the senior team are engaged under consultancy agreements rather than employment contracts, which may limit the Group's ability to restrict their activities or retain their services compared with full-time employees. The Group has a small executive team operating across multiple time zones, and the loss of one or more key individuals could materially impair its ability to execute time-sensitive transactions. As the Group's project portfolio grows, it will need to recruit additional personnel with expertise in Nordic power markets, data center engineering, project management and commercial structuring. There is a risk that the Group will be unable to retain key personnel or attract and integrate new employees with the required expertise. Any loss of key personnel, failure to retain consultancy-engaged senior team members, or failure to scale the organisation in line with the Group's growth could delay project development, reduce execution capacity or weaken the Group's ability to identify and realise new opportunities, which could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

Risk factors (3/12)

The Group depends on third-party delivery partners to build powered shells

The Group's business model involves outsourcing the construction of powered shell data centers to specialist EPC firms and delivery partners, including CTS Group and Jones Engineering. The Group's ability to deliver projects on time and within budget is therefore dependent on the performance, capacity, financial position and continued availability of these third-party partners. CTS Group, which is the Group's preferred construction partner, has been selected to design and build OpenAI's Stargate Norway project, which may constrain its available capacity for the Group's other projects. If the Group's delivery partners fail to perform, experience capacity constraints, delay their deliveries, increase their pricing, or are unable to provide services on acceptable terms, the Group's projects may be delayed, become more costly or fail to progress as planned. The Group's reliance on a limited number of preferred delivery partners also creates concentration risk and increases the Group's exposure to delays or disruptions affecting multiple projects simultaneously. Any such circumstances could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

The Group may be adversely affected by rapid technological change in the AI and data center industry

The AI and data center industry is characterized by rapid technological evolution, including changes in graphics processing unit ("GPU") architectures, cooling requirements, power density specifications, rack configurations and connectivity standards. The Group's powered shell model is designed to mitigate technology obsolescence risk by providing infrastructure rather than compute capacity, with tenants responsible for installing and maintaining their own IT equipment. However, the Group's facility designs must meet the evolving technical specifications of prospective tenants, including with respect to power density (currently targeting 50-100+ kW per rack for AI workloads), liquid cooling infrastructure, redundancy levels and fiber connectivity. Changes in these requirements between the design phase and tenant onboarding could require the Group to modify its facility designs or make additional capital investments, particularly at the Mo i Rana Facility where the conversion from hosting of bitcoin mining infrastructure to AI-grade specifications involves assumptions about future tenant requirements that have not yet been contractually confirmed. Furthermore, breakthroughs in AI efficiency that materially reduce compute requirements, or the emergence of alternative computing paradigms such as edge computing or quantum computing, could reduce demand for centralized data center capacity. If the Group is unable to adapt its infrastructure offerings to evolving technological requirements, this could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

The Tembo deSPAC is subject to outstanding SEC approval and may not complete on the anticipated timeline

The Company's subsidiary Tembo has entered into a business combination agreement in the form of a reverse merger with Cactus Acquisition Corp. 1 Limited ("CCTS"), a special purpose acquisition company (SPAC) listed on The Nasdaq Capital Market ("Nasdaq"), pursuant to which Tembo, in combination with CCTS, is expected to become a separately listed entity trading on Nasdaq. This type of transaction, whereby a private operating company merges with a SPAC to achieve an alternative public listing without a traditional IPO, is commonly referred to as a "deSPAC" transaction (the "Tembo deSPAC"). Should the Tembo deSPAC be consummated, Tembo (through CCTS) will become a separately public listed entity trading on Nasdaq, and the Company will retain a minority holding of the shares in the combined entity.

A registration statement on Form F-4 has been submitted confidentially with the U.S. Securities and Exchange Commission (the "SEC"). The SEC may issue multiple rounds of comments and not declare the Form F-4 effective in a timely manner and/or the SEC may request material amendments to the registration statement. Until the Form F-4 is declared effective, the vote of CCTS's shareholders required to approve the business combination and consummate the transaction cannot be scheduled or held.

Any delay in obtaining SEC effectiveness, or any failure to obtain it, could adversely affect the Group's ability to realize value from its investment in Tembo, Tembo's ability to secure additional financing independently as a listed entity, and the Group's broader strategic plans. If the Tembo deSPAC does not complete, the Group will be required to explore alternative strategies to support Tembo's growth and meet its operational and financial objectives, which may include raising additional capital or restructuring Tembo's operations; such alternatives may not be available on acceptable terms or at all.

In addition, for so long as the Tembo deSPAC has not been completed, Tembo continues to be consolidated within the Group's financial statements, and Tembo's liabilities, losses and cash requirements will continue to affect the Group's consolidated financial position.

Furthermore, factors such as market sentiment, regulatory developments and legal exposures relating to the Tembo deSPAC may influence the Company's share price, potentially leading to increased volatility prior to or upon completion of the Tembo deSPAC.

Following the Tembo deSPAC, Tembo will operate as a separately listed entity with its own board of directors, management team and strategic priorities. As a result, the Group's ability to direct or influence Tembo's strategy, operations, capital allocation and governance will be materially reduced compared to its current position as Tembo's parent company. The expected benefits of the Tembo deSPAC may not be realized, and any of the foregoing could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

The Company's minority stake in the combined entity following the Tembo deSPAC involves significant risks, and the resulting minority position will limit the Company's ability to control or influence the business of the combined entity

In connection with the Tembo deSPAC, the Company will retain a minority holding of the shares in the new listed entity (the "Combined Entity"). At this ownership level, the Company will not hold a controlling interest in the Combined Entity and will have limited ability to control or direct its strategy, operations, management appointments, capital allocation or financial decisions. The Combined Entity's board of directors and management team will be responsible for its day-to-day management and strategic direction, and decisions made by the Combined Entity's management and its other shareholders may not align with the Company's interests or strategic priorities. As a minority shareholder, the Company may be unable to prevent the Combined Entity from taking actions that the Company considers detrimental to its investment, including decisions relating to the issuance of new shares (which could dilute the Company's stake), the incurrence of indebtedness, changes in business strategy, entry into related-party transactions, or distributions to shareholders. The Company's ability to protect its investment in the Combined Entity will depend on the terms of any shareholder agreement or governance arrangements in place following the Tembo deSPAC, and such arrangements may not provide the Company with sufficient protective rights. Any of the foregoing could have a material adverse effect on the value of the Company's investment in the Combined Entity and on the Group's business, financial condition, results of operations, cash flows and prospects.

Risk factors (4/12)

Sanctions and anti-money laundering risks associated with the Group's hosting of bitcoin mining operations

The Group currently hosts a bitcoin mining facility at Mo i Rana, Norway, which is expected to continue generating revenue from bitcoin mining during the transition period prior to conversion to AI/HPC colocation. Bitcoin mining pools operate on a pseudonymous basis, individual pool participants are identified only by blockchain wallet addresses, and the identity of the underlying beneficial owner is not disclosed to other pool participants. As a result, the Group may inadvertently interact, through a shared mining pool, with persons or entities that are Specially Designated Nationals ("SDNs") or otherwise subject to sanctions administered by the U.S. Office of Foreign Assets Control ("OFAC"), the UK Office of Financial Sanctions Implementation ("OFSI"), the UN Security Council, or the European Union.

Although the Group does not believe that its mining pool participation gives rise to a direct transactional relationship with individual pool participants, sanctions regulators, including OFAC, have previously taken enforcement actions in respect of blockchain-based transactions on the basis of strict liability, without requiring knowledge or intent on the part of the counterparty. The Group's current compliance procedures may be insufficient to identify or prevent all such exposures, and regulatory interpretations may change in a manner that increases the Group's compliance burden or exposure.

Any finding that the Group has violated applicable sanctions laws could result in significant fines, reputational damage, restrictions on the Group's ability to operate in certain jurisdictions, and adverse consequences for the Group's relationships with its banking counterparties. This risk is expected to diminish materially following the completion of the conversion of the Mo i Rana Facility to AI/HPC colocation and the cessation of hosting of bitcoin mining operations.

The Group may not maintain adequate insurance coverage for its operations, assets and directors and officers

The Group operates data center infrastructure in Norway and Finland, holds significant contractual commitments and financial obligations (including under the power hedging arrangements and the Cromwell SPA), and is in the process of developing new data center facilities across multiple jurisdictions. Adequate insurance coverage against operational risks, property damage, business interruption, environmental liability, and directors' and officers' ("D&O") liability is an important element of the Group's risk management. As at the date of this Presentation, the Group's insurance coverage in respect of the Mo i Rana Facility is limited to NOK 10 million in aggregate for fire and natural perils in respect of the current bitcoin mining hosting operations. This level of coverage is materially below what would ordinarily be considered adequate for an operational AI data center facility, and does not cover business interruption, third-party liability, environmental liability or D&O exposure. As the Group develops its project portfolio and converts the Mo i Rana Facility to AI-grade infrastructure, it will need to obtain and maintain additional and more comprehensive insurance coverage. There is a risk that adequate coverage will not be available on commercially acceptable terms or will be subject to material exclusions, limitations or premium increases.

If the Group's insurance coverage is inadequate, lapses or is not maintained at appropriate levels, the Group may be exposed to significant uninsured losses in the event of damage to property or equipment, business interruption, third-party claims, environmental incidents, or personal liability claims against directors and officers. Any such uninsured loss could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

Risks related to the Group's project development

The Group's business depends on the successful development and commercialization of a project portfolio that includes those that are at an early stage, and delays or failures may have a disproportionate effect on the Group

The Group is at an early stage of its development and has limited operational history in its current strategic direction as a data center platform. The Group's business and expected value creation are dependent on the successful origination, development and commercialization of its project portfolio, which currently comprises one operational facility (the Mo i Rana Facility, 41.5 MW) and a pipeline in excess of approximately 3 GW (net) across multiple jurisdictions (Norway, Finland, Sweden, Croatia, Austria, Switzerland and the United Arab Emirates ("UAE")).

Of this pipeline: (i) approximately 182 MW is at a completed or advanced stage with power connection agreements in place; (ii) approximately 1.9 GW represents a commercially agreed pipeline at letter of intent ("LOI") stage or equivalent, where discussions are ongoing but no definitive binding agreement has been signed by the relevant counterparties; and (iii) approximately 1.2 GW (net, on a 28% proportionate basis) relates to the Finnish data center pipeline through FCDC Corp Oy, access to which is subject to completion of the FCDC transaction under the FCDC HoA, the terms of which are subject to final negotiation and no Group company is under any legal obligation to complete (see risk factor below). The LOI-based pipeline does not represent binding commitments, and the Group has not conducted full legal or technical due diligence on all LOI-stage sites. Several of the Group's key pipeline projects are in early stages of development and may be subject to uncertainty relating to site control, land rights, permitting, grid access, power availability, commercial interest and timing. Because the Group currently has a relatively limited operational portfolio, delays, cost increases, disputes or failure to progress one or more key projects may have a disproportionate effect on the Group. The Group may not be able to mature its existing projects in line with current plans or replace delayed or discontinued projects with new opportunities on acceptable terms.

To date, the Group has generated only minimal revenue from its data center activities, and, as at the date of this document, construction works in connection with the conversion of the Mo i Rana Facility to AI/HPC capacity have not commenced. The Group's ability to generate meaningful revenues is dependent on completing the conversion of the Mo i Rana Facility, securing a binding AI tenant agreement, obtaining all necessary regulatory approvals and completing construction within the targeted timelines, none of which can be guaranteed. The failure to commercial¬ise the Mo i Rana Facility or to progress the pipeline on the expected timeline would have a disproportionate effect on the Group given its current limited scale. Any such circumstances could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

Risk factors (5/12)

A significant portion of the Group's pipeline is based on letters of intent rather than binding agreements, and the Group has not conducted full due diligence on all LOI-stage sites

Approximately 1.9 GW of the Group's stated net pipeline of approximately 3.3 GW consists of sites at LOI stage or equivalent, meaning that an LOI has been issued or is to be issued and discussions are ongoing, but no definitive binding agreement has been executed with the relevant landowner, grid operator or local authority. LOIs are non-binding expressions of intent and do not create legally enforceable obligations on counterparties to transact with the Group. The Group has not conducted full legal, technical or environmental due diligence on all of its LOI-stage pipeline sites, and material risks or liabilities associated with those sites may not have been identified.

LOI counterparties may withdraw from discussions, agree terms with competing parties, impose conditions that the Group is unable to satisfy, or require material changes to the transaction terms. In addition, some LOI-stage sites may be at an early stage of zoning, permitting or grid connection processes, and the development timelines, costs and feasibility assumptions underlying the Group's pipeline figures may prove incorrect. The Group's stated pipeline capacity is based on management estimates and is subject to change as site development progresses and negotiations evolve.

If a material number of LOI-stage sites do not progress to definitive agreements on commercially acceptable terms, the Group's overall pipeline would be materially reduced, which could adversely affect the Group's growth plans, its ability to recycle capital, the basis for its valuation and investor expectations. Any such circumstances could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

The Group's access to the FCDC pipeline in Finland is subject to uncertainty as the HoA is subject to final negotiation, and no Group company is under any legal obligation to complete the acquisition

The Group has powered land pipeline in Finland, partially via the FCDC portfolio as well as from other counterparties. The Group may not be able to complete the acquisition of a 28% interest in FCDC Corp Oy from Wolfsbichl GmbH, a company controlled by Philip Von Wulffen ("Wolfsbichl"), notwithstanding the heads of agreement executed between the parties (the "FCDC HoA" and the acquisition contemplated thereby, the "FCDC Transaction"). Mr Von Wulffen is a member of the Company's advisory council and at present, is the nominated Chair of the Investment Committee. The FCDC HoA records the parties' intention to pursue the acquisition of a 28% interest in FCDC Corp Oy by OGDC PTE. LTD. ("OGDC"), a special purpose vehicle currently owned by Mr Von Wulffen, which is intended to be transferred to VivoPower upon completion of the FCDC Transaction. VivoPower acts as guarantor under the FCDC HoA. The FCDC HoA supersedes the share purchase agreement entered into on 20 January 2026 (the original long stop date of which, 31 March 2026, passed without the transaction completing due to the significant changes at both VivoPower and FCDC. Both parties had agreed to extend the original long stop date, but this was not documented at the time and is now superseded by the HOA).

Under the FCDC HoA, OGDC's 28% ownership in FCDC Corp Oy is subject to final negotiation, and no Group company is under any legal obligation to complete the FCDC Transaction. No consideration has been paid, and no shares have been issued, to Wolfsbichl or Mr Von Wulffen in connection with the FCDC HoA or the superseded share purchase agreement. If the FCDC Transaction proceeds, the consideration payable to Wolfsbichl may include a cash element and a component settled in Company shares tied to the achievement of specific future milestones; the quantum, structure and triggers for any such milestone-linked equity consideration remain subject to final negotiation and have not been agreed as at the date of this document. FCDC Corp Oy currently holds a portfolio of ten Finnish data center development sites with an estimated combined potential grid capacity of approximately 4.3 GW (100% basis). The portfolio is presented in two groups: (i) three sites (Finland 1, 2 and 3) for which the Group has issued letters of intent to acquire full (100%) ownership, with a combined gross grid connection capacity of 560 MW; and (ii) seven further sites (Finland 5 to 11) in respect of which the Group holds only its 28% interest under the FCDC HoA, with a combined gross capacity of approximately 3,750 MW (approximately 1,050 MW on a 28% net basis). In respect of Finland 1, 75 MW of power connection is already secured and a further 85 MW is expected to be secured by 2029; Finland 2 has a target power connection of Q4 2026; and Finland 3 (350 MW) has a target power connection of Q1 2027. No Group company is under any legal obligation to complete the FCDC Transaction.

As at the date of this document, OGDC is in the process of determining which assets within the FCDC Corp Oy portfolio it wishes to acquire on a 100% basis. The current focus is on the three most mature and ready-to-build sites, being Finland 1, Finland 2 and Finland 3, with a combined gross grid connection capacity of 560 MW. The Group is targeting completion of this determination by 31 August 2026, with a fallback target of 8 weeks from the date of execution of the definitive SPA. Until the asset determination is finalised, the underlying parameters for the final commercial arrangement between the parties (including pricing, structure, governance rights and any contingent consideration mechanism, including any milestone-linked equity) cannot be defined. Accordingly, while the FCDC HoA records the parties' mutual intention to pursue the transaction, its terms are subject to final negotiation and the form, structure and timing of the completed acquisition remain uncertain.

If the Group is unable to complete the FCDC Transaction on acceptable terms, or if the final terms of the FCDC HoA do not provide the Group with meaningful access to the Finnish pipeline, the Group will have no interest in FCDC Corp Oy. The FCDC Corp Oy portfolio accounts for approximately 1,207 MW on a net 28% basis (comprising approximately 157 MW net from the three LOI sites (Finland 1–3) and approximately 1,050 MW net from the seven further sites (Finland 5–11)), representing approximately 37% of the Group's stated total net pipeline of approximately 3,299 MW. The loss of the FCDC pipeline would materially reduce the scale and diversification of the Group's development portfolio.

Even if the FCDC Transaction completes, the Group's 28% interest in FCDC Corp Oy will not give it control over the development, financing or commercialisation of the Finnish sites. In particular, the Group's economic interest, governance rights, and ability to direct or influence the development and commercialisation of the Finnish sites will depend entirely on the terms finalised under the FCDC HoA. A minority or partial interest would not give the Group control over site development, capital expenditure, partnership arrangements, timing of power connection agreements or leasing strategy, which would remain subject to the decisions of FCDC Corp Oy's board and majority shareholders, whose interests may not align with those of the Group.

The FCDC Transaction involves Mr Von Wulffen in multiple capacities and gives rise to potential conflicts of interest. Wolfsbichl GmbH, as seller, is a company controlled by Mr Von Wulffen. OGDC, as the acquiring vehicle, is currently owned by Mr Von Wulffen and is only intended to be transferred to VivoPower International PLC upon completion of the FCDC Transaction. Mr Von Wulffen is also a member of the Company's advisory board and the Chair of the Investment Committee. These overlapping roles make the FCDC Transaction a related party transaction in which the same individual is effectively present on both sides of the arrangement. The Company has confirmed that no consideration has been paid and no shares have been issued to Wolfsbichl or Mr Von Wulffen in connection with the FCDC HoA or the superseded share purchase agreement. Any perception that the terms of the FCDC Transaction do not reflect arm's length commercial terms, or that related party considerations have influenced the structure or pricing (including the terms of any milestone-linked equity consideration), could attract scrutiny from investors or regulators.

Any failure by the Group to complete the FCDC Transaction on acceptable terms, or any deterioration in the Group's ability to realise value from its interest in FCDC Corp Oy following completion, could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

Risk factors (6/12)

The Group may not be able to identify, secure and maintain access to suitable sites with adequate grid capacity on commercially acceptable terms

The Group's project development activities depend on its ability to identify and secure suitable sites for data center development that satisfy requirements including access to sufficient land, grid capacity and power at prices below USD 0.05/kWh, appropriate zoning and permitting status, technical feasibility and commercially acceptable terms. Grid access is the scarcest and most critical input in the AI data center value chain, and competition for grid-connected sites is intensifying as demand for data center capacity grows. In the Nordic markets, grid connection lead times are typically 1-2 years, which is materially shorter than in central European markets (7-10 years), but there is a risk that the Group will be unable to secure grid capacity within these timeframes. Requirements for obtaining or retaining grid capacity may become more stringent over time, and significant queue positions may already exist, limiting the Group's ability to obtain new capacity within the timeframes assumed in its development plans.

Beyond the general grid access risk, the Group's existing Norwegian grid rights are subject to locational constraints that could require a new capacity reservation if the Group's operational plans change. The Group currently holds grid connection rights comprising 15 MW at the Svabo location and 25 MW at the Vika location under its existing grid connection agreement. The Group's operational plans may require this full 40 MW of offtake capacity to be consolidated at a single location — most likely Vika — rather than split across both sites. A change of offtake location would affect the Group's existing grid rights and would require a new application for reservation of capacity at the relevant location. Any such application would be subject to the Norwegian grid capacity reservation process and the maturity criteria in force since 1 January 2025, under which reserved capacity may be withdrawn if the customer fails to demonstrate sufficient progress. There is a risk that a new or amended capacity reservation would not be obtained on acceptable terms or at all, or that the process results in loss of queue position relative to the Group's current rights. If the Group is unable to secure and maintain access to suitable sites with adequate grid capacity on commercially acceptable terms, or is unable to secure the offtake configuration required for its planned operations, this may delay, limit or prevent the development of its project portfolio and could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

The planned 40 MW expansion at MIP Vika is subject to significant execution risk, including uncertainty over grid power, zoning approvals and financing

In addition to the 41.5 MW operational capacity at the Mo i Rana Facility, the Group's near-term value creation plan includes a planned expansion of approximately 40 MW at the MIP Vika site within Mo Industripark, targeting AI data center capacity. The expansion represents a material part of the Group's projected EBITDA potential at Mo i Rana, with total capacity of up to 81.5 MW targeted to generate approximately USD 130 million in annual EBITDA at full conversion. However, the MIP Vika expansion is subject to a number of significant risks that could delay, reduce or prevent its realisation.

Grid power for the MIP Vika expansion is subject to two distinct grid risks that must each be resolved before the expansion can proceed:

(i) Consolidation of existing rights (25 MW + 15 MW): the Group's existing Norwegian grid connection agreement provides for 25 MW of capacity at the Vika location and 15 MW at the Svabo (Øst) location, totalling 40 MW of contracted grid capacity. Independent technical due diligence conducted in December 2025 confirmed that the Mo i Rana Facility has been operating at approximately 41–42 MW of actual consumption, exceeding the aggregate contractual capacity of 40 MW. There is no contractual provision permitting use of power above the contracted capacity, and the grid connection company retains the right to curtail supply if consumption exceeds agreed levels. The Group's operational plans for the Mo i Rana Facility require this full 40 MW of offtake capacity to be consolidated at the Vika location. A change of offtake location from Svabo to Vika would require a new application for reservation of capacity at the Vika location under the Norwegian grid capacity reservation process. Any such application would be subject to maturity criteria in force since 1 January 2025, under which reserved capacity may be withdrawn if the customer fails to demonstrate sufficient project progress. There is a risk that a new capacity reservation at Vika would not be obtained on acceptable terms, at all, or without loss of the Group's current queue position; and

(ii) New grid capacity for the 40 MW expansion: separately from the consolidation of existing rights, the planned expansion to 40 MW of additional AI capacity at MIP Vika requires the Group to obtain entirely new grid connection capacity beyond the Group's current 40 MW total rights. An application for this new capacity would be a fresh application subject to the same maturity criteria and queue dynamics, and would compete against growing demand for grid capacity in the Norwegian market from other AI data center developers and industrial users. There is a risk that the new capacity required for the expansion would not be available, would be subject to a materially longer lead time than anticipated, or would not be obtainable on commercially acceptable terms.

Either or both of these risks materialising could prevent or significantly delay the MIP Vika expansion and could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

The MIP Vika site is currently designated for industrial use, and the Group's intended use of the site for data center operations requires either a formal rezoning or a municipal dispensation (see further risk factor below). An application for dispensation was submitted on 20 April 2026 and had not been determined as at the date of this Presentation. The municipality may refuse the application, grant a dispensation only on terms that materially restrict the permitted use, building height, density or operational characteristics of the development, or grant only a temporary dispensation requiring the Group to pursue a full rezoning process at additional cost and delay. If the required approvals are not obtained within the anticipated timeframe, the construction and commissioning of the MIP Vika expansion would be delayed, potentially significantly.

The Group will also need to secure additional financing to fund the capital expenditure required for the expansion, which is estimated at approximately USD 806 million at full 81.5 MW capacity (comprising approximately USD 411 million for Phase 1 at 41.5 MW and approximately USD 395 million for Phase 2 at a further 40 MW). The availability of such financing on acceptable terms is dependent on, among other things, the Group securing a binding lease agreement with an AI tenant, the completion of the Mo i Rana Facility conversion, and conditions in the data center financing market. Any failure to obtain grid power, regulatory approvals or financing for the MIP Vika expansion could result in the planned capacity not being developed within the anticipated timeframe or at all, which could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

Risk factors (7/12)

Project costs may increase materially, and projects may not remain commercially viable

The commercial viability of the Group's projects depends on a number of assumptions, including land costs (currently targeting approximately USD 500,000 per MW), build costs (targeting less than USD 10 million per MW), grid connection costs, power availability and pricing, construction timelines (targeting 12-15 months site delivery), financing availability and expected rental levels from tenants. These assumptions may prove incorrect.

Construction and development costs are subject to a number of factors outside the Group's control, including inflation in labor and materials costs, contractor availability, and changes in applicable regulatory requirements. Global supply chain constraints for long-lead-time items such as high-voltage transformers, power distribution units and specialist cooling systems have resulted in significant procurement delays and cost increases in recent years, and such constraints may persist or worsen. The market for these components has experienced heightened demand driven by accelerating global data center construction activity, and the Group may be unable to procure the necessary equipment on the timescales or at the costs assumed in its project plans.

Grid connection costs, technical requirements and regulatory compliance costs may increase materially during the development phase. The Group's capital recycling model assumes a development-to-refinancing cycle of 18-24 months and a unit site return on equity (ROE) exceeding 5x, but actual project economics may differ significantly from these targets. If costs increase, timelines are extended or project specifications must be changed, a project may become less attractive or economically unviable. Any such circumstances could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

The Group may not be able to secure tenants for its data center facilities on acceptable terms

The Group's business model is predicated on securing long-term lease agreements (10-15 years) with hyperscalers, sovereign AI customers or colocation operators for its powered shell data center facilities. The Group's ability to generate revenue depends on its ability to attract and retain such tenants on commercially acceptable terms. The Group may not be able to secure tenants for its current or future facilities, and tenants may not be willing to enter into leases at the rental levels assumed in the Group's financial projections (currently targeting approximately USD 1.6-1.8 million revenue per MW per annum). The Group is currently in advanced discussions with AI operators for the Mo i Rana Facility, but no binding lease agreement has been executed as of the date of this Presentation. If the Group is unable to secure tenants at the expected time, rental level or terms, this could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

Under applicable insolvency legislation, including Norwegian law, a tenant that commences insolvency or debt restructuring proceedings may be able to remain in occupation of the Group's facilities for an extended period while such proceedings are ongoing, which could prevent the Group from terminating the lease and re-letting the facility to a replacement tenant. Given that Mo i Rana currently represents the Group's sole operational facility, any such delay in re-letting could have a disproportionate and material adverse effect on the Group's revenue and its financial condition generally.

The Group's pipeline spans multiple jurisdictions, exposing it to diverse regulatory, political and operational risks

The Group's project pipeline spans multiple jurisdictions, including Norway, Finland and Sweden, and may depend on obtaining and maintaining appropriate licences, permits and local partnerships. The pipeline also spans Croatia, Austria, Switzerland and the UAE (with potential future expansion into additional EU, GCC, ASEAN, Caribbean and African jurisdictions per the strategic growth plan disclosed), each with its own regulatory framework, permitting processes, grid connection procedures, environmental requirements, land use rules and authority practices. The development of data center projects in these jurisdictions may be affected by changes in laws, regulations, political priorities, energy policy, security requirements or public authority practices. In particular, the UAE imposes restrictions on foreign ownership of land and certain business activities, and the Group's ability to develop and operate projects in the UAE may be subject to change, and the availability of competitively priced power for data center operations in Malaysia is not assured. In the Nordic markets, increasing political and regulatory focus on data center energy consumption, sustainability requirements and grid capacity allocation may result in more restrictive permitting conditions, moratoriums on new connections or requirements to demonstrate societal benefit. Norway has recently introduced requirements for municipal approval of large-scale data center developments, and similar regulatory developments may occur in Finland and Denmark. The Group's ability to develop projects across multiple jurisdictions simultaneously requires significant management attention and resources, and the Group may face challenges in navigating diverse regulatory environments with a relatively small organization. Any such circumstances could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

The Group's data center operations may be disrupted by technical failures, cyber incidents or security breaches, which could result in service interruptions, contractual claims and reputational harm

Operational disruptions, cyber incidents or security breaches may adversely affect the Group's operating activities. The Group's current operational activities are limited to the Mo i Rana Facility, which is undergoing conversion from hosting of bitcoin mining to AI-grade data center infrastructure. The facility's existing infrastructure was originally designed for bitcoin mining workloads, which have materially different redundancy, cooling and uptime requirements compared to AI workloads. The conversion process involves upgrading power distribution, cooling systems, fire suppression, physical security and network connectivity to meet the specifications required by AI tenants, who typically demand uptime levels of 99.99% or above and may have contractual rights to terminate leases or claim damages in the event of service interruptions. During and after the conversion, the Group may experience outages or disruptions caused by power failures, cooling failures, mechanical breakdowns, fire, flooding, human error, sabotage, cyberattacks, unauthorized access or failures by third-party utility or service providers. The Mo i Rana Facility's location in northern Norway also presents specific operational considerations, including exposure to extreme weather conditions, reliance on a limited number of utility providers and logistical challenges relating to the transport of heavy equipment. Any failure to maintain adequate operational resilience could result in service interruptions, contractual claims, customer terminations, increased costs, reputational harm or regulatory scrutiny, which could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

Risk factors (8/12)

The Group's operations are dependent on reliable and affordable power supply

The Group's data center operations and development activities are fundamentally dependent on access to reliable, affordable and scalable power supply. The Group's business model targets power costs below USD 0.05/kWh, primarily sourced from Nordic hydroelectric power, which provides a competitive advantage relative to data center markets with higher energy costs. However, there is a risk that power may not remain available at these price levels. Power prices in the Nordic markets are influenced by hydrological conditions, interconnector flows, carbon pricing, regulatory changes and broader European energy market dynamics. The Mo i Rana Facility currently benefits from favorable power pricing in northern Norway (NO4 price area), but grid constraints, changes in price area boundaries, increased demand from other industrial users or data center operators, or regulatory changes affecting power allocation could adversely affect the Group's access to competitively priced power.

In particular, the Finnish data center electricity tax is scheduled to increase from EUR 0.50/MWh to EUR 23.25/MWh effective 1 July 2026, which will materially affect total power cost economics at Finnish sites (which represent the majority of the Group's near-term Nordic pipeline). It is uncertain whether pre-1 July 2026 sites will be entitled to retain the lower pre-increase rate (i.e. continue to be taxed at EUR 0.50/MWh rather than EUR 23.25/MWh) on the basis that they were established before the rate increase took effect – no statutory or administrative provision confirming such transitional protection has been confirmed in published Finnish sources as of the date hereof.

In addition, the Group's pipeline projects in other jurisdictions may be subject to different power market structures, pricing mechanisms and availability constraints. Any material increase in power costs, reduction in power availability or disruption to power supply could reduce the commercial viability of the Group's projects, increase operating costs or make the Group's facilities less competitive relative to alternative locations, which could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

Nordland Data's power hedging and portfolio management arrangements are non-terminable until 2030, expose the Group to mark-to-market and break cost risk, and give the counterparties unilateral rights to amend pricing terms

Nordland Data AS has entered into a power hedging contract with Mind Energy AS (formerly Energi Salg Norge AS) (the "Power Hedging Contract") and a related portfolio management agreement with Energi Danmark Securities A/S ("EDS") (the "PMA"), both dated 26 March 2025 and running from 1 May 2025 to 31 December 2030. The Power Hedging Contract provides for the physical supply of electricity in the NO4 price area at Nord Pool spot prices. The PMA provides financial hedging of the power price, targeting a hedge ratio of 60–70% through standardised fixed-price contracts and exchange products. The expected annual volume under these arrangements is 375,000 MWh.

Neither the Power Hedging Contract nor the PMA may be terminated early except in cases of material breach such as payment failure or failure to perform material obligations. Both agreements contain cross-default and set-off provisions, such that a breach under one may trigger termination exposure and group-level set-off under the other. On expiry or early termination of either agreement, all outstanding financial transactions must be settled at market value within a short period, with any mark-to-market losses borne by Nordland Data. In the event of early termination due to Nordland Data's default, EDS is entitled to include its legal fees, costs and loss of profits in the termination amount payable by Nordland Data. The PMA contains a provision pursuant to which, in respect of any future financial hedge contracted under that agreement, the negative mark-to-market value of such future hedges is capped at NOK 10,000,000, and Cromwell AS would assume the obligations of Nordland Data as parent company guarantor should Nordland Data be unable to fulfil its obligations in respect of any such future hedge. As at the date of this Presentation, no future financial hedge has been contracted under the PMA, no parent company guarantee has been issued by Cromwell AS, and no amounts are outstanding under the NOK 10,000,000 cap. The financial hedge currently in place was originally entered into with Alpiq and subsequently transferred to Mind Energy; that hedge is due to expire in September 2026. Nordland Data has also entered into two fixed-price supply agreements under standard terms, which do not require the posting of specific collateral and do not give rise to additional collateral obligations in relation to their mark-to-market value.

The Power Hedging Contract requires Nordland Data to maintain collateral as security for its obligations under both the Power Hedging Contract and the PMA. This collateral obligation has been satisfied by way of a cash deposit which, following reductions of EUR 1,000,000 and EUR 250,000 made in connection with the June 2025 invoice, currently stands at EUR 2,750,000 as at the date of this Presentation. Any failure to maintain the required collateral could constitute a breach of the Power Hedging Contract or the PMA, potentially triggering cross-default and early termination provisions with the associated mark-to-market settlement exposure described above.

In addition, Mind Energy and EDS are each entitled to change the terms, conditions and pricing of the arrangements on one month's written notice for regulatory or market-driven cost increases. Nordland Data's only recourse in the event of such unilateral changes is to request renegotiation. If renegotiation fails within two months, Nordland Data may terminate no later than two weeks before the change takes effect, at which point the mark-to-market settlement exposure described above would crystallise. If Nordland Data's actual power consumption falls outside the permitted band of plus or minus 10% of expected annual consumption, Mind Energy is also entitled to re-price the Power Hedging Contract. Any of these risks materialising could result in significant and unexpected cash outflows and could have a material adverse effect on the Group's financial position and results of operations.

Risk factors (9/12)

The Group's operating and development activities may be subject to uncertainty relating to building, zoning and use permits

The use of existing buildings and premises for data center operations, and the development of new data center sites, may depend on zoning, building permits, use permits, environmental approvals, fire safety documentation and other public-law requirements. In Norway, recent developments have clarified that data centers may not be developed under certain existing zoning categories, which may limit the number of sites available for development. Several European jurisdictions, including Ireland, the Netherlands and Germany, have imposed moratoriums or restrictions on new data center connections, and similar restrictions could be introduced in the Nordic markets in the future. Furthermore, data centers are subject to increasing regulatory and public focus in relation to energy efficiency, power consumption, sustainability reporting and climate-related impacts. New laws, regulations or administrative practices may require the Group to make additional investments, change the design or operation of its projects or facilities, or comply with more burdensome reporting and documentation requirements. Any such circumstances could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

The Group's MIP Vika site in Mo i Rana illustrates this risk in concrete terms. MIP Vika is currently designated for industrial use under the applicable zoning plans, and the intended use of the site for data center operations requires either a formal rezoning or a dispensation from the municipality. An application for a dispensation was submitted on 20 April 2026 and had not been determined as at the date of this Presentation. The municipality may refuse the application, or grant a dispensation only on a temporary basis, which would require Nordland Data to pursue a full rezoning process to secure a permanent regulatory basis for data center operations. Any rezoning may be subject to sequential requirements, including additional plans, impact assessments and administrative procedures, which could materially affect the timing, cost and feasibility of the project. Under the applicable lease agreements, Nordland Data bears all regulatory and zoning risk, including the cost of any rezoning or related infrastructure contributions. The applicable zoning constraints at MIP Vika include a maximum building height of 16 metres, a maximum built area (BYA) of 40%, site plan approval requirements, noise restrictions and limited road access points. The Company has confirmed that the planned data center project at MIP Vika has been designed to be fully compliant with the applicable building height and BYA guidelines; however, this compliance does not remove the requirement to obtain a dispensation or rezoning to permit data center use, and the constraints may limit the operational density and layout of the facility in ways that affect its commercial attractiveness to prospective tenants. If a dispensation or rezoning is not obtained, or if the conditions of any approval materially restrict the development, the Group may be unable to develop MIP Vika as planned, which could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

The Group's Norwegian properties are subject to land registry and encumbrance risks that could affect the development and operation of the Group's data center facilities

Neither of the lease agreements under which Nordland Data holds its rights to MIP Øst and MIP Vika is registered in the Norwegian Land Registry. As a result, Nordland Data lacks legal protection (rettsvern) against third-party claims over those properties, including claims by creditors of the respective lessors. The right to register the leasehold interest is granted under both agreements; however, such registration would likely require the leased areas to first be subdivided into separate cadastral units in accordance with the Norwegian Cadastre Act (Matrikkelloven), a process that has not been completed. Until the lease agreements are registered in the Land Registry, Nordland Data's occupation and use rights may be vulnerable to extinguishment or challenge in the event of the lessor's insolvency or in the event of competing proprietary claims by third parties. Under the lease agreement between Nordland Data and Mo Industripark AS in respect of MIP Vika (the "New Lease Agreement"), Nordland Data is required to make a security payment equivalent to one year's rent, paid as an advance lease payment in instalments spread over 5–6 months commencing upon the start of demolition or construction of the data center. This arrangement is contingent on construction commencing. If construction is delayed or does not commence, the lessor may have grounds to assert remedies under the New Lease Agreement.

Several encumbrances are registered in the Norwegian Land Registry against the MIP Øst and MIP Vika properties, the substance and implications of which have not been assessed as part of the legal due diligence conducted in connection with this Presentation. To the extent that any planned development activities conflict with existing registered encumbrances, the relevant rights holders may be entitled to invoke their rights, potentially impeding or preventing the project. In particular, Mo Industripark has registered a mortgage of NOK 750,000,000 over the properties in favour of DNB Bank ASA, and it cannot be excluded that this or other encumbrances could be invoked in a manner that affects the Group's development plans. Any such challenge or invocation could have a material adverse effect on the Group's ability to develop and operate its data center facilities, and on its business, financial condition, results of operations, cash flows and prospects.

The Group is subject to data protection, cybersecurity and digital resilience requirements

The Group operates data center infrastructure that may be classified as critical infrastructure or essential services under applicable national security and digital resilience frameworks. As the Group's facilities are designed to host AI workloads for hyperscalers, sovereign AI programs and other operators processing potentially sensitive data, the Group may become subject to enhanced regulatory requirements relating to data sovereignty, security clearance, ownership restrictions and operational resilience. In Norway, data centers hosting certain categories of data may be subject to requirements under the Norwegian Security Act (Sikkerhetsloven) and related regulations, which could impose obligations regarding ownership structures, personnel vetting, physical security and reporting to national authorities. The EU's NIS2 Directive and the Digital Operational Resilience Act (DORA) may also impose additional cybersecurity and incident reporting obligations on the Group or its tenants. The Group processes personal data relating to employees, contractors and business contacts and is subject to the EU General Data Protection Regulation (GDPR) and applicable national implementations. Any failure to comply with applicable data protection, cybersecurity or critical infrastructure requirements, or any material cyber incident, data breach or systems failure, could result in regulatory scrutiny, fines, claims, restrictions on operations, loss of tenant confidence and reputational damage, which could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

The Group is exposed to supply chain concentration risk in respect of critical hardware and equipment

The successful conversion and operation of the Group's data center facilities for AI workloads depends on the availability of high-performance computing hardware, including GPUs, specialist cooling systems, high-density power distribution units and networking equipment. The global market for advanced AI GPUs, particularly NVIDIA A100, H100 and successor GPU architectures, is characterized by demand that materially exceeds available supply. The Group may face difficulties in procuring the hardware required to meet its tenants' specifications within the anticipated timelines, at competitive pricing or at all. The Group's reliance on a limited number of hardware suppliers, including NVIDIA as the primary supplier of AI-grade GPUs and specialist cooling and power distribution vendors, creates concentration risk. Any supply constraint, allocation prioritization in favor of larger customers, vendor pricing changes, export control restrictions or geopolitical disruption affecting the supply chain for these components could delay the Group's development activities, increase capital costs or make the Group's facilities less competitive relative to well-capitalized alternatives. Any such circumstances could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

Risk factors (10/12)

The MIP Vika site carries known ground contamination for which Nordland Data bears remediation responsibility if development works disturb the affected zones

Under the New Lease Agreement for MIP Vika, Nordland Data has accepted the site "as is" with knowledge of existing ground contamination. Sulfur and slag deposits of approximately 4,100 sqm are located beneath containers 16 to 24 on the site. The New Lease Agreement provides that existing ground conditions and contamination that are directly affected by Nordland Data's project — including any demolition of existing buildings — are Nordland Data's responsibility. Accordingly, any demolition, excavation or construction works that physically disturb the contaminated zones will trigger a remediation obligation for Nordland Data at its own cost. Contamination elsewhere on the property that is not disturbed by Nordland Data's activities remains the lessor's responsibility.

As at the date of this Presentation, no cost estimate has been prepared in respect of potential remediation of the contaminated areas at MIP Vika. The scope and cost of any remediation will depend on the nature and extent of the disturbance caused by development works and the requirements of the relevant regulatory authorities, including the Norwegian Environment Agency. Remediation costs could be substantial and unpredictable. Any obligation to carry out remediation works could result in significant unplanned expenditure and delay the development of MIP Vika, which could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

The lessor holds unrestricted rights to surplus heat generated at MIP Vika, which may limit the Group's ability to commercialise heat output from its data center operations

Under the New Lease Agreement, Mo Industripark AS, as lessor, retains unrestricted rights to use and sell surplus heat generated at the MIP Vika site at no cost to the lessor. Nordland Data may only commercialise surplus heat following consultation with the lessor and subject to the lessor's right of first refusal. Where surplus heat can be supplied to third parties, the lessor has a preferential right to participate in any surplus heat project established by Nordland Data and may use surplus heat free of charge with priority rights upon any onward sale.

To the extent that the Group seeks to develop a commercial surplus heat revenue stream from its Mo i Rana data center operations — including by supplying district heating or industrial customers — the lessor's contractual rights may limit or prevent the Group from doing so on commercially attractive terms. This could reduce the Group's ability to generate ancillary revenue from the MIP Vika site and may have an adverse effect on the overall project economics.

Risks relating to the Group's financial situation

The Group has limited financial history in its new strategic direction and its revenues may be unstable and difficult to predict

The Group has limited financial history in its new strategic direction, and its revenues may be unstable and difficult to predict. The Group is undergoing a fundamental strategic transition, shifting its primary focus from a diversified sustainable energy solutions company to a Nordic-focused data center infrastructure platform, while retaining a strategic minority stake in the Combined Entity in connection with the Tembo deSPAC. The Group's historical financial results, which reflect its legacy businesses (electric vehicles, solar development, critical power services), are not indicative of its future performance as a data center platform.

For the six months ended 31 December 2025, the Company, on a consolidated basis, reported estimated revenue of approximately USD 15 thousand, estimated EBITDA loss of approximately USD 4.9 million and net loss of USD 7.4 million, the revenue was primarily generated from Tembo. As the acquisition of Cromwell AS was not completed until April 2026, the financial results of Cromwell AS and its subsidiary Nordland Data are not reflected in the Group's consolidated results for this period and should therefore be read separately from the Group's own consolidated financial history.

For the year ended 31 December 2025, Cromwell AS recorded, on a standalone basis, proforma revenue of USD 11.8 million and EBITDA and net profit of USD 2.6 million and USD 0.6 million respectively, derived primarily from the hosting of bitcoin mining operations at the Mo i Rana Facility. These results reflect Cromwell AS's performance prior to its acquisition by the Group, reflecting different objectives under prior owners including in relation to tax structuring and prior to the commencement of the conversion of the Mo i Rana Facility to AI/HPC colocation infrastructure. Accordingly, the Cromwell AS standalone financials are not indicative of the future revenue profile of the Mo i Rana Facility following conversion, and investors should not place undue reliance on them as a guide to future performance.

Revenue from the Group's data center leasing activities will be dependent on the successful conversion of the Mo i Rana Facility and the development and leasing of pipeline projects, the timing of which is inherently uncertain. In addition, the value of the Company's retained stake in the Combined Entity will be subject to its operational and financial performance as a separately listed entity, over which the Company will have limited control as a minority shareholder. There may be extended periods during which the Group incurs development costs without generating corresponding revenue from its new strategic direction. Any such circumstances could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

The Group's capital recycling model may not perform as anticipated

The Group's growth strategy is predicated on a repeatable capital recycling flywheel, whereby stabilized data center assets are refinanced with long-term, low-cost debt, releasing capital for reinvestment into subsequent developments. The Group targets a development-to-refinancing cycle of 18-24 months and a cash-on-cash return of approximately 4x upon refinancing. However, this model depends on multiple assumptions, including the ability to secure tenants on long-term leases, achieve targeted rental levels, complete construction within budget and timeline, obtain refinancing at assumed loan-to-value ratios, and maintain asset valuations at projected levels. If any of these assumptions prove incorrect, or if market conditions for data center asset refinancing deteriorate, the Group's ability to recycle capital and fund new projects may be materially impaired. Any failure of the capital recycling model to perform as anticipated could require the Group to seek additional equity financing, slow its development pace or reduce its pipeline ambitions, which could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

Risk factors (11/12)

The Group is exposed to interest rate risk and currency exchange rate risk

The Group's project financing arrangements are expected to involve variable rate debt, exposing the Group to changes in interest rates. An increase in interest rates would increase the Group's financing costs and could also affect the cost of capital for the Group's counterparties, including data center operators and investors, which could reduce demand for the Group's projects or the rental levels achievable. The Group's project development activities are conducted across several jurisdictions where costs and potential revenues may be denominated in NOK, EUR, USD, AED or other currencies. The Group's reporting currency is USD, and fluctuations in exchange rates could affect the Group's reported costs, the value of its project portfolio and the proceeds from project disposals or lease revenues. The Group may not use hedging instruments to manage currency or interest rate risk, and the effectiveness of any future hedging arrangements may be limited. Adverse currency or interest rate movements could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

The Company is a holding company and is dependent on distributions from its subsidiaries

The Company is the holding company of the Group and does not itself conduct significant operating or development activities. The Company's principal operating subsidiary for its data center business is Cromwell AS (Norway), which holds Nordland Data, the entity operating the Mo i Rana Facility. The Company is therefore dependent on receiving dividends, group contributions and other distributions from its subsidiaries in order to meet its obligations and to fund its corporate activities. The ability of the Group's subsidiaries to make distributions to the Company may be restricted by applicable laws, including corporate and tax law requirements in the relevant jurisdictions (particularly Norway), the financial position and distributable reserves of each subsidiary, and any contractual restrictions under financing arrangements. Any inability of subsidiaries to upstream sufficient funds, whether as a result of legal, regulatory, tax or contractual constraints, could impair the Company's ability to service its obligations or otherwise implement its strategy, which could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

The Group has existing indebtedness, including an outstanding shareholder loan from AWN; AWN is simultaneously a shareholder and the Group's largest external creditor, creating a potential conflict of interest

The Group has existing indebtedness, including an outstanding shareholder loan from AWN Holdings Limited ("AWN"), an entity affiliated with Arowana & Co, ("Arowana"), of approximately USD 29 million as at the date of this Presentation. AWN holds approximately 3% of the issued share capital of the Company and is therefore simultaneously a shareholder and the Group's largest external creditor. This creates a potential conflict of interest between AWN's interests as an equity holder and its interests as a creditor.

The concentration of both equity ownership and creditor exposure in a single party may also affect the Group's ability to negotiate arm's length terms for future financing, raise capital from independent sources or manage potential conflicts in situations where the interests of AWN as creditor and as equity holder may diverge.

Arowana is a B Corp investment group founded and led by Kevin Chin, the Company's Chief Executive Officer and Chairman, who holds approximately 14.3% of the Company's issued share capital directly and through his various associated entities. The relationship between Mr Chin's equity interest in the Company and AWN's position as the Group's largest external creditor is described further in a risk factor below. It is however noted that Kevin Chin recuses himself from decisions involving VivoPower and AWN, given independent directors on both sides.

Certain of the Group's existing loan agreements contain events of default that may be triggered by a change in control or decisive influence over the Company. If any such event of default were triggered, the relevant lender could cancel the facility and demand immediate repayment, which could adversely affect the Group's liquidity and ability to deploy capital into its development programme. Any such circumstances could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

The Group's development costs and project rights may be subject to impairment or write-down

The Group incurs costs in connection with the development of its projects, including costs related to land acquisition, site evaluation, permitting, grid connection applications, concept design and professional services. If a project does not progress as planned, if the underlying assumptions regarding grid availability, zoning, permitting or market demand prove incorrect, or if the Group decides not to proceed with a project, the Group may be required to write down or write off the related development costs and project rights. In addition, the carrying value of the Group's operational assets, including the Mo i Rana Facility, is based on assumptions regarding future cash flows from AI leasing that have not yet been contractually secured. Any material change in these assumptions could result in impairment charges. The valuation of the Group's project pipeline is inherently uncertain and depends on assumptions regarding future market conditions, project progress and realization opportunities, which may prove to be incorrect. Any such impairment or write-down could have a material adverse effect on the Group's financial condition and results of operations.

Inflationary pressures and global economic downturns may adversely affect the Group's project economics and demand for data center capacity

The Group's project development activities are exposed to inflationary pressures, including increases in the cost of land, construction materials, grid connection fees, professional services and general operating expenses. The Group's project economics are based on current cost assumptions, including land costs of approximately USD 500,000 per MW and build costs of less than USD 10 million per MW. Data center construction costs are particularly sensitive to inflation in steel, copper, electrical equipment, transformers and specialized cooling systems, all of which have experienced significant price increases in recent years due to global supply chain disruptions and increased demand from the data center sector. A sustained increase in construction costs of 10-20% above current assumptions could materially reduce the Group's targeted unit site ROE of 5x and the expected cash-on-cash return of approximately 4x upon refinancing, potentially rendering certain projects economically unviable. In addition, a global economic downturn could reduce demand for data center capacity, decrease the willingness of operators and investors to enter into long-term lease commitments, reduce the availability of financing, or result in adverse movements in interest rates, exchange rates or asset valuations. Any such circumstances could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

Risk factors (12/12)

The Group may be exposed to tax risks and changes in tax regulation

The Group is subject to prevailing tax laws and regulations in the jurisdictions in which it operates, including with respect to corporate income tax, property tax, value added tax, transfer pricing, withholding tax and stamp duty. The Group's business model involves the acquisition and development of land rights and data center assets across multiple jurisdictions (including Norway, Finland, the UAE and Malaysia), which may give rise to complex tax questions relating to the timing, classification and treatment of gains, costs and value adjustments. Tax laws, regulations and their interpretation may change, and tax authorities may challenge the Group's tax positions or the characterization of its transactions. In particular, the tax treatment of the Group's capital recycling model, including the refinancing of stabilized assets and the release of excess cash, may be subject to scrutiny. If the Group's tax positions are challenged or if applicable tax rules change in a manner that is adverse to the Group, this could result in increased tax liabilities, penalties, interest and compliance costs, which could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

The Group faces audit and financial reporting risks during a period of auditor transition and strategic change

The Group is in a period of auditor transition. Following the mutually agreed resignation of PKF Littlejohn LLP as the Company's UK statutory auditor, the Company has appointed Menzies LLP as its replacement UK statutory auditor. In addition, the FY2025 annual statutory audit of Cromwell AS and its subsidiary Nordland Data, the Group's principal operating subsidiaries, is being finalised by MSPC, who are conducting the audit in accordance with US GAAP. The Group's pro forma IAS 34 interim financial report for the six months ended 31 December 2025, which forms part of this Presentation, is subject to review assurance by Withum, the Group's US auditor, prior to publication.

Any delay in completing these audit and assurance processes, any material audit finding, any qualification or emphasis of matter in audit reports, or any disagreement between the Group and its auditors regarding the treatment of key items could result in an adverse disclosure that affects the Group's reputation and the confidence of its shareholders and stakeholders, which could have a material adverse effect on the Group's business, financial condition and prospects.

The Group has deferred cash payment obligations in connection with the Cromwell AS acquisition

In connection with the acquisition of Cromwell AS, which completed on 21 April 2026, the Group is obligated to make deferred cash payments to the sellers totalling USD 10.25 million, comprising USD 5.0 million due on or around October 2026 (being the sixth month anniversary of closing) and USD 5.25 million due on or around April 2027 (being the twelfth month anniversary of closing). These obligations are fixed and unconditional and are not contingent on the financial or operational performance of Cromwell AS or the Group.

The deferred payment obligations fall due within the first twelve months following the date of this Presentation and will coincide with the period during which the Group is deploying capital into the conversion of the Mo i Rana Facility and the development of its pipeline projects. The Group's ability to meet these obligations in full and on time is dependent on the timely raising of additional capital and the maintenance of adequate liquidity throughout the period. Any delay in completing any additional capital raising, or any unexpected increase in operating or development costs could impair the Group's ability to satisfy these obligations when due.

Failure to make the deferred payments in accordance with the terms of the sale and purchase agreement could result in claims by the sellers, potential disputes regarding the acquisition, reputational damage, and adverse consequences for the Group's relationships with future acquisition counterparties. Any such circumstances could have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.

As security for the deferred cash payment obligations, COWA holds first-priority share pledges over all of the shares in Cromwell AS (granted by Caret LLC) and all of the shares in Nordland Data (granted by Cromwell AS), with the pledgor's aggregate liability under each pledge capped at USD 24,600,000. In addition, Nordland Data has granted COWA security over its bank accounts, inventory, operating equipment and receivables under a separate security agreement. Until these pledges and security interests are released upon satisfaction of the deferred payment obligations, COWA holds first-priority security over the Group's entire Norwegian operating platform. If the Group is unable to satisfy these obligations in full and on time, COWA may enforce its security, which could result in the Group losing control of Cromwell AS, Nordland Data and their associated assets, including the Mo i Rana Facility. This would have a material adverse effect on the Group's business, financial condition, results of operations, cash flows and prospects.



VIVOPOWER

Cromwell AS
Consolidated Financial Statements
December 31, 2025 and 2024

CROMWELL AS

Index to Financial Statements

MSPC
Certified Public
Accountants and Advisors, P.C.

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Cromwell AS

Opinion

We have audited the accompanying consolidated financial statements of Cromwell AS, which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of revenue, and cash flows for the years then ended, and the related notes to the consolidated financial statements, which, as described in page 8 of the consolidated financial statements, have been prepared in conformity with accounting principles generally accepted in Norway.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cromwell AS as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the year then ended in accordance with the Norwegian Accounting Act and accounting standards and practices generally accepted in Norway (NGAAP).

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Cromwell AS and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis of Accounting

We draw attention to page 8 of the consolidated financial statements, which describes the basis of accounting. Cromwell prepares its consolidated financial statements in accordance with accounting principles generally accepted in Norway, which differ from accounting principles generally accepted in the United States of America. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the accounting principles generally accepted in Norway, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise material uncertainty about Cromwell AS's ability to continue as a going concern within at least one year after the balance sheet date.

MOORE
An independent firm associated with
Moore Global Network Limited

www.mspc.cpa
340 North Avenue, Cranford, NJ 07016-2496 908 272-7000
546 5th Avenue, 6th Floor, New York, NY 10036-5000 212 682-1234

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Cromwell AS's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Cromwell AS's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

mspc

MSPC
Certified Public Accountants and Advisors,
A Professional Corporation

New York, New York
July 1, 2026

REVENUE STATEMENT

CROMWELL AS

OPERATING INCOME AND OPERATING EXPENSES	Note	2025	2024
Revenue	1, 2	233 268 585	211 937 389
Other income	1	1 722 611	1 445 286
Total income		**234 991 195**	**213 382 675**
Raw materials and consumables used	3	195 303 290	178 475 306
Employee benefits expense	4	9 751 475	13 255 288
Depreciation and amortisation expense	5	17 262 343	13 472 897
Impairment loss	5	0	20 154
Other expenses	4	6 995 555	5 724 467
Total expenses		**229 312 664**	**210 948 112**
Operating profit		**5 678 532**	**2 434 562**
FINANCIAL INCOME AND EXPENSES			
Other interest income	6	60 107	8 523
Other financial income	6	9 737 208	8 906 346
Other Interest expenses	6, 7	2 174 393	4 256 326
Other financial expenses	6	36 946 412	45 141 333
Net financial items		**-29 323 490**	**-40 482 789**
Net profit before tax		**-23 644 958**	**-38 048 227**
Income tax expense	8	5 150 851	6 356 022
Net profit after tax		**-28 795 809**	**-44 404 249**
Net profit or loss	**9**	**-28 795 809**	**-44 404 249**
Majority share		**-28 795 809**	**-44 404 249**

BALANCE SHEET

CROMWELL AS

ASSETS	Note	2025	2024
NON-CURRENT			
INTANGIBLE ASSETS			
Deferred tax asset	8	2 578 902	3 508 175
Goodwill	5, 10	16 902 395	25 691 640
Total intangible assets		**19 481 297**	**29 199 815**
PROPERTY, PLANT AND EQUIPMENT			
Buildings and land	5	3 748 154	5 372 150
Machinery and equipment	5	25 265 310	26 998 041
Equipment and other movables	5	0	225 244
Total property, plant and equipment		**29 013 463**	**32 595 435**
NON-CURRENT FINANCIAL ASSETS			
Other long-term receivables		35 963 724	42 583 138
Total financial fixed assets		**35 963 724**	**42 583 138**
Total non-current assets		**84 458 484**	**104 378 388**
CURRENT ASSETS			
DEBTORS			
Accounts receivables		255 882	50 551
Other short-term receivables		3 759 184	3 559 250
Receivables from group companies	2	11 648 701	36 040 468
Total debtors		**15 663 767**	**39 650 270**
Cash and cash equivalents	11	7 935 244	823 064
Total current assets		**23 599 011**	**40 473 334**
Total assets		**108 057 495**	**144 851 723**

BALANCE SHEET

CROMWELL AS

EQUITY AND LIABILITIES	Note	2025	2024
PAID-IN CAPITAL			
Share capital	12	90 000	60 000
Share premium reserve		126 429 470	78 459 470
Other paid-up equity		7 626 558	7 626 558
Total paid-up equity		**134 146 028**	**86 146 028**
RETAINED EARNINGS			
Uncovered loss		-103 614 220	-76 821 226
Total retained earnings		**-103 614 220**	**-76 821 226**
Total equity	**9**	**30 531 808**	**9 324 802**
LIABILITIES			
OTHER NON-CURRENT LIABILITIES			
Other non-current liabilities	7	24 467 835	106 456 018
Total non-current liabilities		**24 467 835**	**106 456 018**
CURRENT LIABILITIES			
Trade payables		23 461 172	25 871 630
Tax payable	8	2 218 762	0
Public duties payable		2 238 684	1 633 703
Liabilities to group companies	2	4 768 738	0
Other current liabilities		20 370 496	1 565 569
Total current liabilities		**53 057 852**	**29 070 903**
Total liabilities		**77 525 686**	**135 526 921**
Total equity and liabilities		**108 057 495**	**144 851 723**

INDIRECT CASH FLOW

CROMWELL AS

	Note	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit/loss before tax		-23 644 958	-38 048 227
Ordinary depreciation		17 262 343	13 472 897
Impairment of fixed assets		0	20 154
Change in accounts receivable		-205 330	-50 551
Change in other short term receivables		-199 933	7 859 439
Changes in receivables from group companies		24 391 767	-27 429 900
Change in accounts payable		-2 410 459	-8 977 959
Change in other current liabilities		18 804 927	665 362
Change in liabilities to group companies		4 768 738	0
Change in public duties payable		604 981	-3 757 128
Change in other accrual items		0	59 999
Net cash flows from operating activities		**39 372 076**	**-56 185 914**
CASH FLOWS FROM INVESTMENT ACTIVITIES			
Payments for the purchase of fixed assets		4 891 127	30 222 524
Net cash flows from investment activities		**-4 891 127**	**-30 222 524**
CASH FLOWS FROM FINANCING ACTIVITIES			
Change in Other non-current liabilites		-81 988 184	-3 382 800
Change in long-term receivables		6 619 415	11 600 530
Proceeds from shareholder contributions		48 000 000	78 429 470
Net cash flows from financing activities		**-27 368 769**	**86 647 200**
Net change in cash and cash equivalents		7 112 180	238 762
Cash and cash equivalents at the start of the period		823 064	584 301
Cash and cash equivalents at the end of the period		**7 935 244**	**823 063**

Accounting principles
The annual accounts have been prepared in conformity with the provisions of the Accounting Act and good accounting practice (Norwegian GAAP).

CONSOLIDATION
The group accounts include Cromwell and companies where Cromwell AS has a controlling influence. Controlling influence is normally achieved when the group owns more than 50% of the shares in the company and the group is in a position to exercise actual control over the company. Minority interests are included in the group's equity. Transactions and receivables between companies in the group have been eliminated. The group accounts have been prepared applying uniform principles, in that the subsidiary follows the same accounting principles as the parent company.

The purchase method is used when accounting for business mergers. Companies that are bought or sold during the year are included in the group accounts from the time control is obtained until control ceases.

Associated companies are entities over which the group has significant but not controlling influence over financial and operational management (normally with ownership between 20 and 50 %). The group accounts include the group's share of the result from associated companies posted using the equity method from the time that significant influence is obtained until such influence ceases.

When the group's share of a loss exceeds the investment in an associated company, the group's capitalised value is reduced to 0 and further losses are not posted to the profit and loss account unless the group has an obligation to cover this loss.

USE OF ESTIMATES
In the preparation of the annual accounts estimates and assumptions have been made that have affected the profit and loss account and the valuation of assets and liabilities, and uncertain assets and liabilities on the balance sheet date in accordance with generally accepted accounting practice. Areas which to a large extent contain such subjective evaluations, a high degree of complexity, or areas where the assumptions and estimates are material for the annual accounts, are described in the notes.

REVENUES
Income from the sale of goods is recognised on the date of delivery. Services are posted as income as they are delivered.

TAX
The tax charge in the profit and loss account consists of tax payable for the period and the change in deferred tax. Deferred tax is calculated at the tax rate at 22 % on the basis of tax-reducing and taxincreasing
temporary differences that exist between accounting and tax values, and the tax loss carried forward at the end of the accounting year. Tax-increasing and tax-reducing temporary differences that reverse or may reverse in the same period are set off and entered net. The net deferred tax receivable is entered on the balance sheet to the extent that it is likely that it can be utilised.

CLASSIFICATION AND VALUATION OF FIXED ASSETS

Fixed assets consist of assets intended for long-term ownership and use. Fixed assets are valued at acquisition cost less depreciation and write-downs. Long-term liabilities are entered on the balance sheet at the nominal amount at the time of the transaction.
Plant and equipment is capitalised and appreciated over the economic lifetime of the asset. Significant items of plant and equipment that consist of several material components with different lifetimes are broken down in order to establish different depreciation periods for the different components. Direct maintenance of plant and equipment is expensed on an ongoing basis under operating costs, while additions or improvements are added to the asset's cost price and depreciated in line with the asset. Plant and equipment is written down to the recoverable amount in the event of a fall in value that is not expected to be temporary. The recoverable amount is the higher of the net sales value and the value in use. Value in use is the present value of future cash flows related to the asset. The write-down is reversed when the basis for the write-down is no longer present.

CLASSIFICATION AND VALUATION OF CURRENT ASSETS

Current assets and short-term liabilities consist normally of items that fall due for payment within one year of the balance sheet date, as well as items related to the stock cycle. Current assets are valued at the lower of acquisition cost and fair value. Short-term liabilities are entered on the balance sheet at the nominal amount at the time of the transaction.

RECEIVABLES

Receivables from customers and other receivables are entered at par value after deducting a provision for expected losses. The provision for losses is made on the basis of an individual assessment of the respective receivables. In addition an unspecified provision is made to cover expected losses on claims in respect of customer receivables.

CASH FLOW STATEMENT

The cash flow statement has been prepared using the indirect method. Cash and cash equivalents consist of cash, bank deposits and other short-term, liquid investments.

Note 1 Sales income

	2025	2024
By business area		
Data center Services	233 268 585	211 937 389
Profitsharing FFR Statnett	1 722 611	1 445 286
Total	**234 991 195**	**213 382 675**

Geographic breakdown		
Export	63 008 055	20 308 686
Norway	171 983 141	193 073 989
Total	**234 991 195**	**213 382 675**

Note 2 Intercompany transactions and balances

Balances per. 31.12.2025

Party	Type of balance	Balance
G75 Capital	Interest free receivables	11 648 701
Cowa	Interest free loan	-4 768 738
Total		**6 879 963**

Transactions 2025

Party	Type of transaction	Sum transactions
G75 Capital	Data center Services	-63 237 252
Total		**-63 237 252**

Note 3 Cost of goods

Cost of goods	2025	2024
Subcontractors and goods	195 303 290	178 475 306
Total cost of goods	**195 303 290**	**178 475 306**

Note 4 Salary costs and benefits, remuneration to the chief executive, board and auditor

SALARY COSTS

	2025	2024
Salaries	8 856 734	11 811 864
Employment Tax	463 275	964 117
Pension costs	201 105	214 838
Other benefits	230 361	264 469
Total	**9 751 475**	**13 255 288**

In 2025 the group employed 5 man-years.

PENSION LIABILITIES

The company is liable to maintain an occupational pension scheme under the Mandatory Occupational Pensions Act. The company's pension schemes satisfy the requirements of this Act.

AUDITOR

Local audit fees expensed for 2025 amount to NOK 213 106 ex. vat.

NOTE 5 NON-CURRENT ASSETS

	Buildings and land	Goodwill	Plant and Machinery	Total
Purchase cost as of 01.01.2025	32 101 958	40 565 747	38 932 593	111 600 298
+ Inflow purchased fixed assets	0		4 891 127	4 891 127
= Acquisition cost 31.12.2025	**32 101 958**	**40 565 747**	**43 823 720**	**116 491 425**
Accumulated depreciations 31.12.2025	28 353 804	23 663 353	18 194 533	70 211 690
+ Accumulated write-down 31.12.2025			363 877	363 877
= Depreciations and write-down as of 31.12.2025	28 353 804	23 663 353	18 558 410	70 575 567
= Book value 31.12.2025	**3 748 154**	**16 902 395**	**25 265 310**	**45 915 858**
This year's ordinary depreciations	1 623 996	8 789 245	6 849 102	17 262 343
Economic life	5-20 Years	5 years	0-5 years	

Note 6 Items that are aggregated in the accounts

Financial income	2025
Other interest income	60 107
Other financial income (agio)	9 737 208
Total financial income	**9 797 315**

Financial costs	2025
Other interest costs	2 174 393
Other Financial costs (disagio)	36 946 412
Total financial costs	**39 120 805**

Note 7 Charges and guarantees

	2025	2024
Debt secured by charges, mortgages and guarantees		
Long-term loan from Singularity	10 760 230	80 116 328
Customer deposits (not plegded)	13 707 605	26 339 691
Total	**24 467 835**	**106 456 018**
Book value of charged assets		
Cromwell's shares in Nordland Data AS	61 661 132	61 661 132
Total	**61 661 132**	**61 661 132**

Note 8 Tax

This years tax expense	2025	2024
Payable tax	2 218 762	0
Changes in deferred tax	2 932 089	6 356 022
Tax expense on ordinary profit/loss	**5 150 851**	**6 356 022**
Taxable income:		
Result before tax	-5 752 004	-20 556 395
Permanent differences	26 290	-4 989 176
Changes in temporary differences	-3 747 910	-10 117 150
Group-contributions	-9 103 709	0
Cut interest deduction	29 138 674	31 598 624
Allocation of loss to be brought forward	-476 060	-927 917
Taxable income	**10 085 281**	**-4 992 014**
Payable tax in the balance:		
Payable tax on this years result	2 218 762	1 110 206
Payable tax on received Group contribtuions outside the sub-group	0	-1 110 206
Total payable tax in the balance	**2 218 762**	**0**
Total		**0**

The tax effect of temporary differences and loss for to be carried forward that has formed the basis for deferred tax and deferred tax advantages, specified on type of temporary differences

	2025	2024	Difference
Tangible assets	-11 722 280	-15 470 189	-3 747 909
Stock	0	0	0
Total	**-11 722 280**	**-15 470 189**	**-3 747 909**
Accumulated tax brought forward	-3 593 607	-4 069 667	-476 060
Cut interest deduction	-85 028 040	-55 889 367	29 138 673
Not included in the deferred tax calculation	88 621 647	59 482 974	-29 138 673
Basis for deffered tax asset	**-11 722 280**	**-15 946 249**	**-4 223 969**
Deffered tax assets (22%)	**-2 578 902**	**-3 508 175**	**-929 273**

The deferred tax asset has been written down in the parent company during 2024. This is because the company cannot substantiate that the benefit will be utilized within a reasonable time.

The subsidiary, on the other hand, can substantiate that the deferred tax asset will be utilized. The company has therefore chosen to continue recording this."

Note 9 Equity capital

	Share capital	Premium fund	Other paid-in equity capital	Uncovered loss	Total equity capital
Pr. 01.01.2024	30 000	0	8 736 764	-32 416 978	-23 650 214
Result of the year				-44 404 249	-44 404 249
Sharecapital increase	30 000	78 459 470			78 489 470
Group contributions received			3 936 186		3 936 186
Tax effect on group contributions			-5 046 392	0	-5 046 392
Pr 31.12.2024	**60 000**	**78 459 470**	**7 626 558**	**-76 821 226**	**9 324 802**
Pr. 01.01.2025	60 000	78 459 470	7 626 558	-76 821 226	9 324 802
Result of the year				-28 795 809	-28 795 809
Sharecapital increase	30 000	47 970 000			48 000 000
Tax effect on group contributions				2 002 816	2 002 816
Pr 31.12.2025	**90 000**	**126 429 470**	**7 626 558**	**-103 614 220**	**30 531 808**

Note 10 Subsidiaries and securities

SUBSIDIARIES

	Owner shares	Shares of votes	Purchase cost	Acquisition date
Nordland Data AS	30 000	100 %	61 661 132	21.01.2023
Total			**61 661 132**	

Note 11 Bank deposits

Funds standing on the tax deduction account (restricted funds) are NOK 721 816.

Note 12 Shareholders

THE SHARE CAPITAL IN NORDLAND DATA AS AS OF 31.12 CONSISTS OF:

	Total	Face value	Entered
Ordinary shares	30 000	3,00	90 000
Total	**30 000**		**90 000**

OWNERSHIP STRUCTURE

Shareholders in % at year end:

	Ordinary	Owner interest	Share of votes
Cowa	30 000	100,00	100,00

Note 13 Events after the reporting period

On 12 May 2026, the company was acquired by Vivopower following the sale of the company from Cowa. As a result of the transaction, Vivopower became the ultimate parent company of the Group.
In addition, all long-term loans were 100% settled on 8 January 2026.

Effective from 1 January 2026, the Norwegian government reduced the rate used in the calculations of grid fees. As a result, the company has, for the first months of 2026, reduced its grid-related costs by 35%, corresponding to NOK 5.63 million, compared to the same period in 2025.

Note 14 Summary of differences between the accounting principles generally accepted in the Norway and International Financial Reporting Standards (IFRSs)

Reconciliation to IFRSs

The Group financial statements have been prepared in compliance with Norwegian Accounting Act, accounting standards and practices generally accepted in Norway, which differ in certain respects from International Financial Reporting Standards ('IFRSs') as issued by International Accounting Standards Board ('IASB').

Effect of differences between Norwegian GAAP and IFRS on net loss:

		2025	2024
	Note	**in NOK**	**in NOK**
Net loss for the period in accordance with Norwegian GAAP		-28 795 809	-44 404 249
IFRS adjustments			
Accounting for financial liabilities under IFRS	1	15 088 542	-23 731 682
Accounting for goodwill under IFRS	2	8 789 245	7 437 054
Accounting for deferred tax under IFRS	3	-1 811 742	4 798 662
Accounting for leases under IFRS	4	-832 211	-363 081
Net loss for the period in accordance with IFRS		**-7 561 975**	**-56 263 296**

The net loss reconciliation above is also the reconciliation of total comprehensive loss for the reporting period, as none of the identified IFRS adjustments are recognised in Other Comprehensive Income ("OCI").

Effect of differences between Norwegian GAAP and IFRS on net assets:

	Norwegian GAAP 2024	Accounting for financial liabilities under IFRS	Accounting for Goodwill under IFRS	Accounting for deferred tax under IFRS	Accounting for leases under IFRS	Presentation under IFRS	IFRS 2024
Deferred tax asset	3 508 175			3 955 707			7 463 882
Goodwill	25 691 640		16 159 684				41 851 324
Buildings and land	5 372 150						5 372 150
Machinery and equipment	26 968 041						26 968 041
Equipment and other movables	255 244						255 244
Other long-term receivables	42 583 138					-42 583 138	0
Right-of-use asset	0				32 662 654		32 662 654
Accounts receivable	50 551						50 551
Other short-term receivables	3 559 250					-3 559 250	0
Receivables from group companies	36 040 468					-6 272 366	29 768 102
Cash and cash equivalents	823 064						823 064
Prepayments and other assets	0					3 559 250	3 559 250
Restricted cash	0					7 417 052	7 417 052
Other non-current liabilities	-106 456 018	-30 498 895				127 330 118	-9 624 795
Lease liability	0				-29 269 193		-29 269 193
Trade payables	-25 871 629					-809 257	-26 680 886
Tax payable	0					-883 022	-883 022
Public duties payable	-1 633 703					1 633 703	0
Other current liabilities	-1 565 569					58 576	-1 506 993
Loans payable - current portion	0					-59 551 975	-59 551 975
Unearned revenue	0					-26 339 691	-26 339 691
Lease liability - current portion	0				-3 695 429		-3 695 429
Net assets/equity	**9 324 802**	**-30 498 895**	**16 159 684**	**3 955 707**	**-301 968**	**0**	**-1 360 670**

Effect of differences between Norwegian GAAP and IFRS on net assets:

	Norwegian GAAP 2025	Accounting for financial liabilities under IFRS	Accounting for Goodwill under IFRS	Accounting for deferred tax under IFRS	Accounting for leases under IFRS	Presentation under IFRS	IFRS 2025
Deferred tax asset	2 578 902			1 699 996			4 278 898
Goodwill	16 902 395		24 948 930				41 851 325
Buildings and land	3 748 154						3 748 154
Machinery and equipment	25 265 309						25 265 309
Equipment and other movables	0						0
Other long-term receivables	35 963 724					-3 395 449	32 568 275
Right-of-use asset	0				31 673 768		31 673 768
Accounts receivable	255 882						255 882
Other short-term receivables	3 759 184					-3 759 184	0
Receivables from group companies	11 648 701					-11 648 701	0
Cash and cash equivalents	7 935 244						7 935 244
Prepayments and other assets	0					3 294 416	3 294 416
Restricted cash	0					1 012 332	1 012 332
Due from related parties	0					16 665 011	16 665 011
Other non-current liabilities	-24 467 835	-13 402 509				16 927 726	-20 942 618
Lease liability	0				-29 016 679		-29 016 679
Trade payables	-23 461 172					7 563 778	-15 897 394
Tax payable	-2 218 762					-1 097 929	-3 316 691
Public duties payable	-2 238 684					2 238 684	0
Liabilities to group companies	-4 768 738					4 768 738	0
Other current liabilities	-20 370 496					95 992	-20 274 504
Loans payable - current portion	0					-10 676 738	-10 676 738
Unearned revenue	0					-21 988 676	-21 988 676
Lease liability - current portion	0				-3 791 268		-3 791 268
Net assets/equity	**30 531 808**	**-13 402 509**	**24 948 930**	**1 699 996**	**-1 134 179**	**0**	**42 644 046**

Effect of differences between Norwegian GAAP and IFRS on equity:

	01.01.2024	Movement 2024	31.12.2024	Movement 2025	31.12.2025
Share capital	30 000	30 000	60 000	30 000	90 000
Share premium reserve	0	78 459 470	78 459 470	47 970 000	126 429 470
Other paid-up equity	8 736 764	-1 110 206	7 626 558	0	7 626 558
Uncovered losses	-32 416 978	-44 404 248	-76 821 226	-26 792 994	-103 614 220
Total equity under Norwegian GAAP	**-23 650 214**	**32 975 016**	**9 324 802**	**21 207 006**	**30 531 808**
IFRS adjustments	1 173 577	-11 859 049	-10 685 472	22 797 710	12 112 238
Total equity under IFRS	**-22 476 637**	**21 115 967**	**-1 360 670**	**44 004 716**	**42 644 046**

Effect of differences between Norwegian GAAP and IFRS to net cash flow:

The IFRS adjustments relating to financial liabilities (including amortized cost measurement and effective interest rate accounting) affect only the timing of expense recognition in profit or loss and do not alter the underlying contractual cash flows, which remain classified within financing activities under both IFRS and Norwegian GAAP. The related deferred tax adjustments are non-cash recognised in profit or loss and do not affect income taxes paid.

The reversal of goodwill amortization and fair value adjustments to goodwill is a non-cash adjustment with no impact on cash flows.

The IFRS adjustments relating to leases do not affect the total cash outflows associated with the lease arrangements. However, under IFRS both principal and interest portions of lease payments are presented within the financing activities, whereas the corresponding payments under Norwegian GAAP are presented within the operating activities.

The reclassification of lease payments from operating to financing activities under IFRS amounts to NOK 3 877 393 for the year ended 31 December 2025 (31 December 2024: NOK 2 392 926). This reclassification results in a corresponding increase in net cash flows from operating activities and an equivalent decrease in net cash flows from financing activities under IFRS compared to Norwegian GAAP. Other than this reclassification, the IFRS adjustments do not result in material differences in the amounts reported within operating, investing, or financing activities in the statement of cash flows.

The effect of the lease payments reclassification on the statement of cash flows for each period presented is summarised below:

	2025	2024
Increase in net cash flows from operating activities	3 877 393	2 392 926
Decrease in net cash flows from financing activities	-3 877 393	-2 392 926
Increase/(decrease) in net cash flow	**0**	**0**

Accordingly, with the exception of the lease payments reclassification above, no separate IFRS cash flow reconciliation has been presented pursuant to Item 17(c)(2)(iii) of Form 20-F.

Explanation of Norwegian GAAP to IFRS differences:

1. Accounting for financial liabilities

   Under Norwegian GAAP, the Group has initially recognized financial liabilities at their nominal value and interest expense has been charged to the profit or loss account based on the contractual interest payments over the term of the borrowing. Transaction costs incurred in connection with the issuance of borrowings were recognised as an expense when incurred. Modifications of contractual cash flows have been accounted for prospectively.

   Under IFRS, financial liabilities are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

   Transaction costs and fees directly attributable to obtaining financing in the amount of NOK 21 080 427 are deducted from the initial carrying amount of the liability and are amortized over the expected life of the borrowing as part of interest expense using the effective interest rate method.

   As of 31 December 2025 and 31 December 2024, the remeasurement of borrowings to amortized cost reduced their carrying amount by NOK 8 133 621 and NOK 25 230 007, respectively.

   Certain transaction costs were paid by a related party on behalf of the Group in the amount of NOK 11 157 570. Under IFRS, these costs were recognised as part of the carrying amount of the borrowing above with a corresponding payable recognised to the related party under other non-current liabilities.

   As a result, the Group's other non-current liabilities were only affected by transaction costs incurred directly by the Group. Those paid by a related party had no impact on the net assets.

   Under IFRS, substantial modification of the terms of an existing financial liability is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability,

with any resulting difference between the carrying amount of the original liability and the fair value of the new liability recognized in profit or loss in the amount of NOK 15 191 745 during 2024.

2. Accounting for Goodwill

Under Norwegian GAAP, the Group has recognized goodwill arising from business combinations as an intangible asset and amortized it over its estimated useful life. The amortization expense is recognized in profit or loss over the amortization period.

Under IFRS, goodwill is recognized as an intangible asset, but is not subject to amortization. As of 31 December 2025 and 31 December 2024, the accumulated amortisation of Goodwill has been reversed by amount of NOK 23 663 353 and NOK 14 874 107, respectively.

Under IFRS, goodwill is tested for impairment at least annually, or more frequently if indicators of impairment exist. Any impairment loss identified is recognized immediately in profit or loss. The Group has performed the annual impairment test of the cash-generating unit to which goodwill has been allocated at the reporting dates. Based on the results of the impairment test performed, no impairment loss was recognized in respect of goodwill.

Under IFRS, consideration transferred is measured at the acquisition-date fair value of the total consideration given by the acquirer resulting in adjustment in the amount of NOK 1 285 577 to Goodwill as at 31 December 2025 and 31 December 2024.

3. Accounting for deferred tax

Under Norwegian GAAP, no deferred tax has been recognized in respect of borrowing transaction costs, as these costs were expensed when incurred and gave rise to no temporary difference between their carrying amount and tax base.

Under IFRS, the deferral and amortization of transaction costs within the carrying amount of the borrowings using the effective interest rate method give rise to taxable temporary difference between the carrying amount of the borrowings for financial reporting purposes and their tax base.

Deferred tax liability/asset is recognized on the temporary differences, which reverses in profit or loss as the transaction costs are amortized over the term of the borrowings.

Where a borrowing is substantially modified and accounted for as an extinguishment of the original liability, the remaining unamortized transaction costs are recognized in profit or loss and the related deferred tax liability is reversed in full at the modification date.

As at 31 December 2025 and 31 December 2024, the Group has recognized deferred tax asset of NOK 3 511 737 and deferred tax liability of NOK 681 987 and reversed deferred tax asset of NOK 1 811 742 and deferred tax liability of NOK 4 637 694, respectively, relating to the temporary differences between the IFRS carrying amount and tax base of borrowings.

Under Norwegian GAAP, the goodwill from acquisition is not deductible for Norwegian tax purposes; its tax base is nil. Thus, no deferred tax is recognised on the resulting temporary difference. Under IFRS, in accordance with the initial recognition exemption in IAS 12.15(a), no deferred tax liability is recognised on the temporary difference between the carrying amount and the tax base of goodwill. Accordingly, no deferred tax adjustment arises in the reconciliation in respect of this item.

No deferred tax is recognized in respect of the right-of-use assets and lease liabilities, as the taxable temporary difference on the right-of-use asset and the deductible temporary difference on the lease liability are substantially equal and offsetting at initial recognition, and any net temporary difference arising over the lease term is not considered material to the financial statements as a whole. Accordingly, no deferred tax adjustment arises in the reconciliation in respect of this item.

The Group's and deferred tax computation under Norwegian GAAP, as presented in Note 8, reflects an accumulated tax loss carried forward and a cut interest deduction carryforward, of which a portion has not been included in the deferred tax calculation.

Under IAS 12, deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which deductible temporary differences and unused tax losses and credits can be utilised. The Group has assessed that the recognition conclusions reached under NGAAP remain appropriate under IAS 12, and accordingly no adjustment to the recognised deferred tax balance is required in the reconciliation.

4. Accounting for leases

Under Norwegian GAAP, lease payments under operating leases are recognised as an expense in profit or loss on a straight-line basis over the lease term.

Under IFRS, right-of-use asset and a corresponding lease liability is recognized at the commencement date of lease, with the exception of short-term leases (12 months or less) and leases of low-value assets, for which the lease payments continue to be recognised as an expense on a straight-line basis over the lease term.

The right-of use asset and a corresponding lease liability recognized at the commencement date of the lease amounts NOK 8 328 917 and NOK 8 079 455, respectively.

The lease liability is initially measured at the present value of the lease payments that are not yet paid at the commencement date, discounted using the interest rate implicit in the lease. Subsequently, the lease liability is amortized using the effective interest rate method, with interest expense recognised in profit or loss and lease payments reducing the carrying amount of the liability.

As at 31 December 2025 and 31 December 2024, the Group has reversed lease payments recognized in the profit or loss in the amount of NOK 7 971 348 and NOK 4 093 955, respectively.

As at 31 December 2025 and 31 December 2024, the Group has recognized interest expense on lease liability in the amount of NOK 3 267 873 and NOK 1 188 717, respectively.

The right-of-use asset is initially measured at cost, comprising the amount of the lease liability, any lease payments made at or before the commencement date, initial direct costs incurred, and an estimate of any restoration costs. Subsequently, the right-of-use asset is depreciated on a straight-line basis over the shorter of the lease term and the useful life of the underlying asset and is tested for impairment in accordance with IAS 36.

As at 31 December 2025 and 31 December 2024, no indicators of impairment were identified in respect of the right-of-use asset, and accordingly no impairment loss has been recognised.

As at 31 December 2025 and 31 December 2024, the Group has recognized accumulated depreciation in the amount of NOK 6 087 116 and NOK 3 456 668, respectively.

Lease modifications are accounted for as a remeasurement of the existing lease liability using a revised discount rate, with a corresponding adjustment to the carrying amount of the right-of-use asset.

As at 31 December 2025 and 31 December 2024, the remeasurement of lease liability and corresponding adjustment to right-of-use asset increased their carrying amount by NOK 29 431 967 and 27 790 405, respectively.

5. Financial statement presentation and terminology

As the Group's financial statements have been prepared in accordance with Norwegian GAAP, there are differences in presentation and terminology in comparison to the consolidated financial statements that would have been prepared under IFRS.

Revenue Statement

Differences in terminology

i. Revenue Statement corresponds to Consolidated Statement of Profit or loss under IFRS.
ii. Total expenses correspond to total operating expenses under IFRS.
iii. Net profit or loss corresponds to net (loss)/income for the year under IFRS.

Balance Sheet

Differences in terminology:

i. Balance Sheet corresponds to Consolidated Statement of Financial Position under IFRS.
ii. Other short-term receivables correspond to prepayments and other assets.
iii. Uncovered loss corresponds to accumulated losses under IFRS.
iv. Share premium reserve corresponds to additional paid-in capital under IFRS.

Differences in presentation:

i. Under Norwegian GAAP, separate line items are presented on the face of statement of financial position for buildings and land, machinery and equipment, equipment and other movables.

   Under IFRS, these items would be aggregated into a single line item property and equipment, net and separately disclosed in the notes to financial statements.

ii. Other long-term receivables include balances that would be presented as borrowings/loans payable under IFRS.
iii. Other long-term receivables include balances that would be presented as restricted cash under IFRS.
iv. Non-current liabilities include borrowings/loans payable. Under IFRS, current and non-current portions of borrowings are presented separately.
v. Receivables from group companies include balances that would be classified as liabilities due to Parent and to group companies under IFRS.
vi. Public duties payable include balances that would be presented as tax payable and trade payables under IFRS.
vii. Trade payables include customer balances that would be classified as unearned revenue under IFRS.
viii. Non-current liabilities include receivable balances from related parties that would be classified as due from related parties under IFRS.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

During 2026 to the date of the Filing, VivoPower PLC has completed the business combination with Cromwell and is divesting its business operations in Tembo e-LV ("Tembo").

Acquisition of Cromwell

On January 6, 2026, VivoPower PLC (the "Company" and, together with its consolidated subsidiaries, the "Group") entered into a share purchase agreement to acquire 100% of the shares in Cromwell AS (the "Cromwell Acquisition"), together with its operating subsidiary Nordland Data AS, which own and operate an energized and operational 41.5 MW data center infrastructure facility in the Mo i Rana industrial precinct in Norway, powered by 100% renewable hydroelectric energy.

The total consideration for the shares in Cromwell AS amounted to $41.0 million. Of the consideration, $20.5 million was settled in cash on closing on April 21, 2026, with additional cash payments of $5.0 million and $5.25 million due on the sixth month and twelve month anniversaries from closing, respectively. The remaining $10.25 million of consideration was settled through the issuance of 1,507,353 Class A ordinary shares of VivoPower PLC at a conversion price of $6.80 per share. In connection with the share issuance, and to compensate the seller for the difference between the contractual conversion price and the prevailing market price at closing, the Company also issued 1,055,147 contingent warrants exercisable at $0.001 per share, which together with the shares issued, result in a blended effective price per share closer to the market price at the time of closing. The contingent warrants were exercised on 17 June 2026, resulting in an aggregate of 2,562,316 Class A Ordinary Shares being issued to LIAN Group (seller) as total consideration under the Cromwell SPA.

Divestiture of Tembo

In August 2024, the Company announced the proposed business combination between its subsidiary Tembo e-LV B.V. and Cactus Acquisition Corp. 1 Limited ("CCTS"), pursuant to a business combination agreement entered into on that date. On 29 December 2025, CCTS confidentially submitted a Form F-4 registration statement to the U.S. Securities and Exchange Commission in connection with the proposed transaction. Upon completion of the business combination, Tembo is expected to have its ordinary shares and public warrants listed on Nasdaq under the ticker symbols "TEMB" and "TEMBW", respectively and will focus on scaling the Tembo platform growth globally.

Basis of preparation of the Unaudited Pro Forma Condensed Financial Information

To account for the Cromwell Acquisition and Tembo Divestiture in the Unaudited Pro Forma Condensed Financial Information, the starting point for the pro forma information is the 2025 Financial Statements.

The Unaudited Pro Forma Condensed Financial Position has been prepared solely for illustrative purposes to show how the Cromwell Acquisition and Tembo Divestiture might have affected the consolidated statement of financial position as of December 31, 2025, had the Cromwell Acquisition and Tembo Divestiture occurred on December 31, 2025.

The Unaudited Pro Forma Consolidated Financial Statements of Comprehensive Loss have been prepared solely for illustrative purposes to show how the Cromwell Acquisition and Tembo Divestiture might have affected the consolidated statement of Comprehensive Loss for the six months ended December 31, 2025 and the year ended June 30, 2025 as if the Cromwell Acquisition and Tembo Divestiture had occurred on July 1, 2024.

The IFRS Accounting Standards adopted in the preparation of the Unaudited Pro Forma Condensed Financial Information are consistent with those followed in the preparation of the 2025 Financial Statements. The Unaudited Pro Forma Condensed Financial Information does not include all information required for financial statements under

IFRS Accounting Standards and should be read in conjunction with the historical information of the Group as well as other information included elsewhere in this Filing.

The Unaudited Pro Forma Financial Information is based on certain management assumptions and adjustments made to illustrate what the financial results of the Group would have been, had the Group completed the Acquisitions at an earlier point in time.

Although the Unaudited Pro Forma Consolidated Statements of Comprehensive Loss are derived from estimates and assumptions based on current circumstances believed to be reasonable, actual results could materially differ from those presented herein.

Because of its nature, the Unaudited Pro Forma Financial Information address a hypothetical situation, and therefore, does not purport to represent what the Group's actual consolidated results of operations would have been for the six months ended December 31, 2025, the year ended June 30, 2025 nor actual consolidated statement of financial position as of December 31, 2025, and is not representative of the results of operations for any future periods.

The assumptions underlying the unaudited Pro Forma Adjustments applied to the historical financial information are described in the notes to the Unaudited Pro Forma Consolidated Statements of Comprehensive Loss and the Unaudited Pro Forma Consolidated Statement of Financial Position. Neither these adjustments nor the resulting Unaudited Pro Forma Consolidated Statements of Comprehensive Loss or the Unaudited Pro Forma Consolidated Statement of Financial Position have been audited in accordance with Norwegian or any other generally accepted auditing standards. In evaluating the Unaudited Pro Forma Consolidated Statements of Comprehensive Loss and the Unaudited Pro Forma Consolidated Statement of Financial Position, each reader should carefully consider the Interim Financial Statements, the notes included therein, as well as the notes to the Unaudited Pro Forma Financial Information as well as other information included elsewhere in this Filing.

The Unaudited Pro Forma Financial Information for the Group does not include all of the information required for financial statements under IFRS Accounting Standards as adopted by EU ("IFRS") and should be read in conjunction with the other historical financial information of the Group as included in the Filing.

It should be noted that greater uncertainty is associated with Unaudited Pro Forma Consolidated Financial Information than actual historical financial information.

Basis for preparation of the Pro Forma Financial Information

The accounting policies (IFRS) adopted in the preparation of the Unaudited Pro Forma Consolidated Statements of Comprehensive Loss and the Unaudited Pro Forma Consolidated Statement of Financial Position are consistent with those followed in the preparation of the Company's interim Financial Statements as of and for the six months ended 31 December 2025 and annual Financial Statements for the year ended June 30, 2025.

The Cromwell Acquisition is accounted for as acquisitions under IFRS 3 *Business Combinations*, and the principles of valuation and allocation as described in IFRS 3 are applied. Under this standard, the purchase price allocations may be revised within 12 months based on new information.

The Cromwell AS Interim Financial Statements have (for the six months ended December 31, 2025 and the year ended June 30, 2025) been prepared in accordance with good accounting practices in Norway for small enterprises (NRS 8 *God regnskapsskikk for små foretak*) ("NGAAP NRS 8").

As part of the preparation of the Unaudited Pro Forma Financial Information, management has assessed differences between accounting policies for the Company under IFRS, Cromwell AS under NGAAP NRS 8. Based on the analysis performed, there were identified differences as presented below as IFRS adjustments. In addition, the interim Cromwell financials include the revenues and costs of TradeCo, a Bitcoin mining entity that was not included in the acquisition of Cromwell's outstanding shares but contemporaneously negotiated whereby the Company will form an

entity to which the Bitcoin mining revenues and costs will continue and therefore included in Cromwell's financial position as of December 31, 2025 and Cromwell's statement of comprehensive loss for the six months ended December 31, 2025 and the year ended June 30, 2025.

The Unaudited Pro Forma Financial Information does not include all the information required for financial statements under IFRS and should be read in conjunction with the other historical information of the Group included in this Filing. The Unaudited Pro Forma Consolidated Statement of Comprehensive Loss and the Unaudited Pro Forma Consolidated Statement of Financial Position have been prepared under the assumption of going concern. The unaudited Pro Forma Adjustments in respect of the Unaudited Pro Forma Consolidated Statement of Comprehensive Loss have continuing impact, except when otherwise explicitly stated.

Purchase price allocation and allocation of goodwill

The Company has for the purpose of the Unaudited Pro Forma Financial Information performed preliminary purchase price allocations (the "Preliminary Purchase Price Allocation" or "PPA") of the cost of the Cromwell Business Combination to the assets and liabilities assumed in accordance with IFRS 3. The PPAs are preliminary and there is uncertainty related to the valuation of the assets and liabilities due to limited access to information and the limited time period available to prepare the Unaudited Pro Forma Financial Information. While management believes it has made reasonable assumptions in preparing the Unaudited Pro Forma Financial Information, the actual purchase price and purchase price adjustments will differ from the estimates.

The Preliminary Purchase Price Allocation has formed the basis of the unaudited Pro Forma Adjustments to the relevant assets and liabilities and the related impact to the Unaudited Pro Forma Consolidated Statement of Comprehensive Loss and the Unaudited Pro Forma Consolidated Statement of Financial Position. The residual excess values not allocated to identifiable assets are recognized as goodwill. Goodwill is not amortized but will be subject to impairment testing in accordance with IAS 36 *Impairment of Assets*. No goodwill impairment charges are recognized in the Unaudited Pro Forma Consolidated Statement of Comprehensive Loss.

Cromwell Acquisition

The Preliminary Purchase Price Allocation for Cromwell AS was performed on Unaudited Financial Information as of December 31, 2025. The provisional fair value adjustments identified in the PPA relate to goodwill until the Company has completed its preliminary valuation of potential intangible assets such as technology, order backlog and customer relationships. In addition, the preliminary purchase price allocation does not include any value ascribed to potential equity method investments held by Cromwell AS at the time of the acquisition. Material differences may arise to the Unaudited Financial Information upon completion of the Company's preliminary valuation for the purchase price allocation for Cromwell AS.

The preliminary purchase price allocation for the Cromwell AS acquisition is presented below:

(in thousands)		
Consideration Paid:		
Cash paid at Closing	$	20,500
Deferred cash payments		10,250
Estimated fair value of common stock issued		6,843
Estimated fair value of warrants issued		4,789
Total consideration paid	$	42,382
Assets acquired:		
Cash and cash equivalents	$	787
Restricted cash		100
Trade receivable		25
Prepaid expenses		328
Due from related parties		1,653
Property and equipment		2,879
Right of use asset		3,143
Deferred tax assets		425
Other assets		3,231
Goodwill		42,303
Total assets acquired	$	54,874
Liabilities assumed:		
Loans payable	$	1,059
Due to parent		1,500
Due to related parties		578
Lease liabilities		3,255
Trade and other payables		3,589
Deferred revenues		2,182
Taxes payable		329
Total liabilities assumed	$	12,492
Net assets acquired	$	42,382

The purchase price allocation above is for illustrative purposes only. The Company has not completed its purchase price allocation at the time in which these unaudited pro forma financial statements are issued. The preliminary excess consideration paid over net assets acquired is allocated to goodwill. Upon completion of the Company's preliminary purchase price allocation, provisional fair value adjustments may include potential intangible assets such as technology, order backlog and customer relationships. In addition, the preliminary purchase price allocation does not include any value ascribed to potential equity method investments held by Cromwell AS at the time of the acquisition.

Unaudited Pro Forma Consolidated Statements of Comprehensive Loss

The table below sets out the Unaudited Pro Forma Consolidated Statement of Comprehensive Loss for the Group for the six months ended December 31, 2025 and the year ended June 30, 2025, as if the Acquisitions had taken place on July 1, 2024.

Financial information

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

The table below sets out the Unaudited Pro Forma Consolidated Statement of Comprehensive Loss for the six months ended December 31, 2025.

Statement of Comprehensive Loss for the six months ended December 31, 2025	VivoPower PLC IFRS (unaudited)	Historical Cromwell IFRS (unaudited)	Cromwell Pro forma adjustments (unaudited)	Notes	Cromwell Pro forma (unaudited)	Divestiture of Tembo adjustments (unaudited)	Pro forma adjustments (unaudited)	Notes	PRO FORMA IFRS (unaudited)
(amounts in thousands except share and per share data)									
Revenue from contracts with customers	$ 15	$ 5,837	$ 5,980	A	$ 11,817	$ (15)	$ —		$ 11,817
Cost of sales	(30)	(8,685)	-		(8,685)	30	—		(8,685)
Gross profit/(loss)	**(15)**	**(2,848)**	**5,980**		**3,132**	**15**	-		**3,132**
General and administrative expenses	(4,038)	(620)	—		(620)	—	—		(4,658)
Other gains	732	—	—		—	227	—		959
Other income	—	90	—		90	—	—		90
Transactions with related parties	—	4,930	(4,925)	A	5	—	—		5
EBITDA	**(3,321)**	**1,552**	**1,055**		**2,607**	**242**	-		**(472)**
Depreciation of property, plant and equipment	(67)	(565)	—		(565)	56	—		(576)
Amortization of intangible assets	(124)	—	—		—	124	—		—
Operating loss	**(3,512)**	**987**	**1,055**		**2,042**	**422**	-		**(1,048)**
Non-recurring expenses	(1,604)	—	—		—	1,426	—		(178)
Restructuring and other non-recurring costs	343	—	—		—	(275)	—		68
Impairment losses	(630)	—	—		—	(5)	—		(635)
Finance income	—	6	—		6	—	—		6
Finance expense	(2,414)	(922)	—		(922)	4,107	—		771
Loss before income tax	**(7,817)**	**71**	**1,055**		**1,126**	**5,675**	-		**(1,016)**
Income tax	378	(597)	—		(597)	(330)	—		(549)
Loss from continuing operations	**(7,439)**	**(526)**	**1,055**		**529**	**5,345**	-		**(1,565)**
(Loss)/profit from discontinued operations	—	—	—		—	—	—		—
Loss for the period	**(7,439)**	**(526)**	**1,055**		**529**	**5,345**	-		**(1,565)**
Other comprehensive loss									
Items that may be reclassified subsequently to profit or loss:									
Currency translation differences recognized directly in other comprehensive loss	—	—	—		—	—	—		—
Total comprehensive loss for the period attributable to owners of the company	**$ (7,439)**	**$ (526)**	**$ 1,055**		**$ 529**	**$ 5,345**	**$ -**		**$ (1,565)**
Net loss per share of common, basic and diluted	$ (0.46)	$ (17.53)							$ (0.08)
Weighted average shares of common stock outstanding, basic and diluted	16,057,836	30,000					2,532,316	C	18,620,152

The table below sets out the Unaudited Pro Forma Consolidated Statement of Comprehensive Loss for the year ended June 30, 2025.

Statement of Comprehensive Loss for the year ended June 30, 2025	VivoPower PLC IFRS (audited)	Historical Cromwell IFRS (unaudited)	Cromwell Pro forma adjustments (unaudited)	Notes	Cromwell Pro forma (unaudited)	Divestiture of Tembo adjustments (unaudited)	Pro forma adjustments (unaudited)	Notes	PRO FORMA IFRS (unaudited)
(amounts in thousands except share and per share data)									
Revenue from contracts with customers	$ 61	$ 10,979	$ 12,180	A	$ 23,159	$ (53)	$ —		$ 23,167
Cost of sales	(50)	(10,966)	(5,249)	A	(16,215)	50	—		(16,215)
Gross profit/(loss)	**11**	**13**	**6,931**		**6,944**	**(3)**	-		**6,952**
General and administrative expenses	(8,233)	(1,518)	—		(1,518)	8,236	(62)	B	(1,577)
Other gains	16	—	—		—	—	—		16
Other income	—	199	—		199	—	—		199
Transactions with related parties	—	3,386	(3,381)	A	5	—	—		5
EBITDA	**(8,206)**	**2,080**	**3,550**		**5,630**	**8,233**	**(62)**		**5,595**
Depreciation of property, plant and equipment	(157)	(983)	(819)	A	(1,802)	149	—		(1,810)
Amortization of intangible assets	(360)	—	—		—	360	—		—
Operating (loss) income	**(8,723)**	**1,097**	**2,731**		**3,828**	**8,742**	**(62)**		**3,785**
Non-recurring expenses	—	—	—		—	—	—		—
Restructuring and other non-recurring costs	(412)	—	—		—	—	—		(412)
Impairment losses	(2,531)	—	—		—	1,755	—		(776)
Finance income	3,568	2	—		2	(3,234)	—		336
Finance expense	(7,033)	(3,008)	—		(3,008)	1,768	—		(8,273)
(Loss) income before income tax	**(15,131)**	**(1,909)**	**2,731**		**822**	**9,031**	**(62)**		**(5,340)**
Income tax benefit (provision)	691	(679)	—		(679)	(671)	—		(659)
(Loss) income from continuing operations	**(14,440)**	**(2,588)**	**2,731**		**143**	**8,360**	**(62)**		**(5,999)**
(Loss)/profit from discontinued operations	1,648	—	—		—	—	—		1,648
(Loss) income for the period	**(12,792)**	**(2,588)**	**2,731**		**143**	**8,360**	**(62)**		**(4,351)**
Other comprehensive loss									
Items that may be reclassified subsequently to profit or loss:									
Currency translation differences recognized directly in other comprehensive loss	(2,034)	—	—		—	—	—		(2,034)
Total comprehensive loss for the period attributable to owners of the company	**$ (14,826)**	**$ (2,588)**	**$ 2,731**		**$ 143**	**$ 8,360**	**$ (62)**		**$ (6,385)**
Net loss per share of common, basic and diluted	$ (1.92)	$ (86.27)							$ (0.47)
Weighted average shares of common stock outstanding, basic and diluted	6,655,000	30,000					2,532,316	C	9,217,316

Cromwell Pro Forma Adjustments

Cromwell pro forma adjustments in the Unaudited Pro Forma Consolidated Statement of Comprehensive Loss.

Note A

Reflects the inclusion of the TradeCo Bitcoin mining business not directly acquired from Cromwell and anticipated to continue to the benefit of the Company following the acquisition of Cromwell (in thousands):

Cromwell Income Statement Pro Formas	For the six months ended December 31, 2025		For the year ended June 30, 2025			
	Revenue from contracts with customers	Transactions with related parties	Revenue from contracts with customers	Cost of revenue	Depreciation expense	Transactions with related parties
Self-mining BTC revenues and profit-share from the hosting arrangement with the client	$ 5,980	$ -	$ 12,180	$ -	$ -	$ -
Transfer of net power hedge cost from related party	-	-	-	(5,249)	(819)	-
Reversal of recharge and related co-hosting charges	-	(4,925)	-	-	-	(3,381)
Pro forma adjustment	$ 5,980	$ (4,925)	$ 12,180	$ (5,249)	$ (819)	$ (3,381)

Transaction Pro forma adjustments

Transaction pro forma adjustments in the Unaudited Pro Forma Consolidated Statement of Comprehensive Loss

Note B

Reflects transaction costs related to the Cromwell Acquisition. The transaction costs consist mainly of external costs to financial and legal advisors.

Note C

The pro forma basic and diluted net loss per common share have been adjusted to reflect the pro forma net loss for the six months ended December 31, 2025 and year ended June 30, 2025. In addition, the number of shares used to calculate the pro forma basic and diluted net loss per common share has been adjusted to reflect the estimated total number of shares of the Company's common stock that would be outstanding as of the date of the closing, as if they have been outstanding for the entirety of the period presented. For the six months ended December 31, 2025 and year ended June 30, 2025, the pro forma weighted average common shares outstanding and pro forma net loss per common share, basic and diluted, were based on the following adjustments:

Elimination of Cromwell AS historical weighted average shares outstanding	(30,000)
Common stock issued as consideration in connection with the acquisition of Cromwell	1,507,353
Common stock issued after warrant conversion	1,054,963
Pro forma adjustment	2,532,316

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION

The table below sets out the Unaudited Pro Forma Consolidated Statement of Financial Position for the Group as if the Cromwell Acquisition had taken place on 31 December 2025.

Statement of Financial Position as of December 31, 2025	VivoPower PLC IFRS	Historical Cromwell IFRS	Cromwell Pro forma adjustments	Notes	Cromwell Pro forma	Divestiture of Tembo adjustments	Transaction Pro forma adjustments	Notes	PRO FORMA IFRS
	(unaudited)	(unaudited)	(unaudited)		(unaudited)	(unaudited)	(unaudited)		(unaudited)
(amounts in thousands)									
ASSETS									
Current assets									
Cash and cash equivalents	$ 4,012	$ 787	$ -		$ 787	$ (39)	$ 4,886	B	$ 9,646
Restricted cash	60	100	—		100	—	—		160
Trade receivables	69,158	25	—		25	(7,987)	—		61,196
Inventory	1,974	—	—		—	(1,974)	—		-
Due from related parties	—	1,653	—		1,653	—	—		1,653
Prepaid expenses and other current assets	—	328	—		328	—	—		328
Other current assets	5	—	—		—	—	—		5
Total current assets	**75,209**	**2,893**	**-**		**2,893**	**(10,000)**	**4,886**		**72,988**
Non-current assets			—		—		—		
Property, plant and equipment, net	427	2,879	—		2,879	(400)	—		2,906
Right of use asset	—	3,143	—		3,143	—	—		3,143
Goodwill	—	4,095	—		4,095	—	38,208	C	42,303
Intangible assets, net	15,817	—	—		—	(14,225)	—		1,592
Deferred tax assets	5,521	425	—		425	(5,521)	—		425
Other assets	—	3,231	—		3,231	—	—		3,231
Total non-current assets	**21,765**	**13,773**	**-**		**13,773**	**(20,146)**	**38,208**		**53,600**
TOTAL ASSETS	**$ 96,974**	**$ 16,666**	**$ -**		**$ 16,666**	**$ (30,146)**	**$ 43,094**		**$ 126,588**
LIABILITIES AND EQUITY									
Current liabilities									
Trade and other payables	$ 39,330	$ 3,589	—		3,589	$ (15,079)	—		$ 27,840
Lease liability	—	376	—		376	—	—		376
Deferred revenues	—	2,182	—		2,182	—	—		2,182
Taxes payable	2	329	—		329	—	—		331
Deferred consideration liability	—	—	—		—	—	5,000	D	5,000
Convertible preferred share liabilty - new	—	—	—		—	—	25,500	E	25,500
Provisions	590	—	—		—	(532)	—		58
Loans and borrowings	12,483	1,059	—		1,059	(27)	—		13,515
Total current liabilities	**52,405**	**7,535**	**-**		**7,535**	**(15,638)**	**30,500**		**74,802**
Non-current liabilities									
Due to parent	—	1,500	—		1,500	—	—		1,500
Due to related parties	—	578	(579)	A	(1)	—	—		(1)
Lease liability	—	2,879	—		2,879	—	—		2,879
Provisions	19	—	—		—	(19)	—		—
Deferred consideration liability	—	—	—		—	—	5,250	D	5,250
Loans and borrowings	16,590	—	—		—	(140)	—		16,450
Deferred tax liabilities	2,691	—	—		—	(2,691)	—		—
Total liabilities	**71,705**	**12,492**	**(579)**		**11,913**	**(18,488)**	**35,750**		**100,880**
Equity									
Share capital	3,015	9	—		9	(1)	299	F	3,322
Share premium	195,561	11,919	—		11,919	(4,705)	(595)	F	202,180
Cumulative translation reserve	(1,973)	330	(2,869)	A	(2,539)	2,149	(330)	F	(2,693)
Other reserves	(7,221)	755	—		755	(45,372)	(755)	F	(52,593)
Accumulated deficit	(164,113)	(8,839)	3,448	A	(5,391)	36,271	8,725	F	(124,508)
Equity and reserves attributable to owners	**25,269**	**4,174**	**579**		**4,753**	**(11,658)**	**7,344**		**25,708**
Total equity	**25,269**	**4,174**	**579**		**4,753**	**(11,658)**	**7,344**		**25,708**
TOTAL EQUITY AND LIABILITIES	**$ 96,974**	**$ 16,666**	**$ -**		**$ 16,666**	**$ (30,146)**	**$ 43,094**		**$ 126,588**

Cromwell Pro Forma Adjustments

Cromwell pro forma adjustments in the Unaudited Pro Forma Consolidated Statement of Financial Position and in connection with certain operations of TradeCo that are expected to continue.

Note A

Reflects the inclusion of the TradeCo Bitcoin mining business not directly acquired from Cromwell and anticipated to continue to the benefit of the Company following the acquisition of Cromwell (in thousands):

	Due to Related Parties	Cumulative translation reserve	Accumulated deficit
Self-mining BTC revenues and profit-share from the hosting arrangement with the client	$ (58,069)	$ -	$ 58,069
Transfer of net power hedge costs.	24,380	(1,351)	(23,029)
Reversal of recharge and related co-hosting charges	33,110	(1,518)	(31,592)
Pro forma adjustment	$ (579)	$ (2,869)	$ 3,448

Transaction Pro forma adjustments

Transaction pro forma adjustments in the Unaudited Pro Forma Consolidated Statement of Financial Position

Note B

Reflects the proceeds received in connection with the PIPE financing to fund the Cromwell acquisition offset by the cash consideration paid to acquire Cromwell AS and the related transaction costs incurred (in thousands):

Proceeds from PIPE financing transaction to fund Cromwell acquisition	$ 25,500
Less cash consideration paid to Sellers in Cromwell Acquisition	(20,500)
Less transaction costs paid in connection with Cromwell Acquisition	(62)
Less transaction costs incurred by Cromwell and paid prior to closing	(52)
Pro forma adjustment	$ 4,886

Note C

Reflects the elimination of the historical Cromwell AS goodwill offset by the goodwill recognized in the acquisition of Cromwell by the Company (in thousands):

Elimination of Cromwell historical goodwill	$ (4,095)
Addition of goodwill allocated in connection with Cromwell Acquisition	42,303
Pro forma adjustment	$ 38,208

Note D

Reflects the deferred consideration payment obligation of the Company in connection with the acquisition of Cromwell (in thousands):

Deferred consideration payment due six months from closing	$ 5,000
Deferred consideration payment due twelve months from closing	5,250
Pro forma adjustment	$ 10,250

Note E

Reflects the $25.5 million in gross proceeds received in connection with the issuance of convertible preferred stock to fund the acquisition of Cromwell. For purposes of these unaudited pro forma financial statements, the preliminary conclusion is that the convertible preferred stock is a liability classified instrument.

Note F

Reflects the (i) elimination of the historical Cromwell equity balances, (ii) the issuance of the Company's common stock as consideration to acquire Cromwell AS, (iii) the issuance and exercise of warrants to purchase common stock as consideration to acquire Cromwell AS to which the preliminary conclusion reached is that the warrants are equity classified, (iv) the transaction costs incurred in connection with completing the acquisition of Cromwell (in thousands):

	Share Capital	Share Premium	Cumulative translation reserve	Other reserves	Accumulated deficit	Total
Elimination of historical Cromwell AS equity balances	$ (9)	$ (11,919)	$ (330)	$ (755)	$ 8,839	$ (4,174)
Issuance of common stock to sellers in connection with Cromwell Acquisition	181	6,662	-	-	-	6,843
Issuance of common stock warrants to sellers in connection with Cromwell Acquisition	127	4,662	-	-	-	4,789
Transaction costs paid and expensed in connection with Cromwell acquisition	-	-	-	-	(114)	(114)
Pro forma adjustment	$ 299	$ (595)	$ (330)	$ (755)	$ 8,725	$ 7,344